   As filed with the Securities and Exchange Commission on October 25, 1999
                                                     Registration No. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                                --------------
                             EagleDirect.com, inc.
            (Exact name of registrant as specified in its charter)

         Colorado                    2752                   74-2931925
     (State or other          (Primary Standard          (I.R.S. Employer
     jurisdiction of      Industrial Classification   Identification Number)
     incorporation or            Code Number)
      organization)             --------------

    5105 East 41st Avenue                              Howard J. Harris
 Denver, Colorado 80216-4434                        5105 East 41st Avenue
       (303) 320-5411                             Denver, Colorado 80216-4434
   (Address, including zip                              (303) 320-5411
 code, and telephone number,                       Name, address including zip
   including area code, of                         code, and telephone number,
   registrant's principal                            including area code, of
     executive offices)                                agent for service)
                                --------------
                                  Copies to:

      John A. Good                                  William R. Hays, III
  Robert J. DelPriore                                  Robert R. Kibby
 Bass, Berry & Sims PLC                              Haynes and Boone, LLP
 119 South Main Street,                           901 Main Street, Suite 3100
      Suite 500                                     Dallas, Texas 75202-3789
Memphis, Tennessee 38103                                  (214) 651-5000
    (901) 312-5570
                                --------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                                --------------
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________________

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________________

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_] ___________________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                        CALCULATION OF REGISTRATION FEE
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
                                            Proposed Maximum
        Title of Each Class of          Aggregate Offering Price          Amount of
     Securities To Be Registered                  (1)                  Registration Fee
---------------------------------------------------------------------------------------
Common Stock, $.001 par value........         $35,000,000                   $9,730
---------------------------------------------------------------------------------------

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(1) Estimated solely for the purpose of estimating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
                                --------------
  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said
Section 8(a) may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information in this prospectus is not complete and may be changed. We may not +
+sell these securities until the registration statement filed with the         +
+Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 Subject to Completion, dated October 25, 1999

                                       Shares

                             [EAGLEDIRECT.COM LOGO]

                                  Common Stock

                                   ----------

Prior to this offering, there has been no public market for our common stock.
The initial public offering price is expected to be between $   and $   per
share. We have applied to list our common stock on The Nasdaq National Market under the symbol "EGLD."

                                   ----------

We are offering   of the shares, and as we describe more fully on page 43, our
sole shareholder is offering   of the shares. We will not receive any of the
proceeds from the sale of shares by the selling shareholder.

                                   ----------

We are currently a subsidiary of Master Graphics, Inc. When the offering is completed, Master Graphics will continue to own approximately % of our outstanding shares of common stock.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 5 to read about risks you should consider before buying shares of our common stock.

                                                                      Per
                                                                     Share Total
Public Offering Price............................................... $     $
Underwriting Discounts and Commissions.............................. $     $
Proceeds, before expenses, to EagleDirect.com....................... $     $
Proceeds, before expenses, to the selling shareholder............... $     $

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We have given the underwriters a 30-day option to purchase up to   additional
shares to cover any over-allotment.

The underwriters expect to deliver the shares on or about    , 1999.

                                   ----------

                         Hoak Breedlove Wesneski & Co.

                    The date of this prospectus is    , 1999

  [Graphics of our facility and a map showing the location of Master Graphics' and Mail-Well's facilities appear on the inside front cover of this prospectus]

                     DEALER PROSPECTUS DELIVERY OBLIGATION

  Until             , 1999 (25 days after the commencement of the offering),
all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    5
Use of Proceeds.....................   14
Dividend Policy.....................   14
Capitalization......................   15
Dilution............................   16
Selected Financial Data.............   17
Management's Discussion And Analysis
 of Financial Condition And Results
 of Operations......................   19
Quantitative and Qualitative Market
 Risk...............................   22
Business............................   23

                                     Page
                                     ----
Management.........................   33
Relationship with Master Graphics..   39
Certain Transactions...............   41
Principal and Selling
 Shareholders......................   42
Description of Capital Stock.......   43
Shares Eligible For Future Sale....   45
Underwriting.......................   47
Legal Matters......................   49
Experts............................   49
Additional Information.............   49
Index to Consolidated Financial
 Statements........................  F-1

                             ABOUT THIS PROSPECTUS

  You may rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different from the information contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

  As used in this prospectus, the terms "EagleDirect.com," "we," "our," "the Company" and "our company" refer to EagleDirect.com, inc., unless otherwise indicated.

  Except where indicated, the information in this prospectus does not take into account the possible issuance of additional shares of our common stock relating to the underwriters' over-allotment option.

  This prospectus includes statistical data concerning the business-to-business e-commerce industry, the general commercial printing industry, and the data warehousing industry that we obtained from industry publications. These publications generally indicate that they have obtained information from sources that they believe are reliable, but that they do not guarantee the accuracy and completeness of the information. Although we believe that these industry publications are reliable, we have not independently verified their data. We also have not sought the consent of any of these publications to refer to their data in this prospectus.

                               PROSPECTUS SUMMARY

   The following summary highlights some information from this prospectus. You should read this summary together with the more detailed information and financial statements and the notes to those financial statements appearing elsewhere in this prospectus.

                                EagleDirect.com

Our Business

   We are a leading single-source provider of Internet-enabled, integrated commercial printing and database marketing solutions that allow businesses to market their products more effectively and reduce the costs and inefficiencies associated with traditional printing and marketing processes. We introduced our database marketing services in 1984 and our Internet-enabled print procurement services in 1996. Our Internet-enabled solutions allow businesses to:

  .  access and analyze information in marketing databases;

  .  develop effective marketing campaigns based on the marketing databases;

  .  design, modify and personalize marketing and other printed materials;

  . initiate the printing, sorting and mailing of marketing and other printed materials; and

  .  track and analyze the results of marketing campaigns.

Clients may combine one or more of these solutions in an interactive, customer-specific Web site to best suit their unique needs.

   Total revenue from Internet-enabled services and other services we provided to customers that used our Internet-enabled services, not including pass-through charges for freight and postage, increased from approximately $4.4 million in 1996 to approximately $8.1 million in 1998. Our top ten customers during the first six months of 1999 were Century Communications, Cable One, Showtime Networks, Gates Rubber Company, Bresnan Communications, MCI, International Channel, Derring Elliot, JD Edwards Corp., and Reebok Fitness. All of our top ten customers use our Internet-enabled services.

   Our recently developed strategic relationships with Mail-Well, Inc. and our parent company, Master Graphics, Inc., two of the largest general commercial printing companies in the United States, provide us access to more than 100 printing facilities located throughout North America. We believe our ability to procure high-quality printing, mailing and fulfillment services from this geographically dispersed network of facilities is a key strategic advantage that allows us to manage the schedule, cost and quality of manufacturing and transporting custom printed business materials. Our recently developed strategic relationships with Claritas, NCR and Master Graphics have significantly increased the number of sales people available to market our products and services.

   Our address is 5105 East 41st Avenue, Denver, Colorado 80126-4434. Our telephone number is (303) 320-5411.

Our Markets

   The Internet has emerged as a medium to deliver products and services from business to business that can streamline complex processes, increase accuracy and product quality, lower costs and improve productivity. Forrester Research, Inc. estimates that businesses bought and sold $43 billion in goods and services over the Internet in 1998 and predicts that business-to-business e-commerce will grow to $1.3 trillion by 2003, representing more than 90% of the total projected e-commerce market.

   The U.S. printing industry is large and highly fragmented. We provide services within the general commercial printing portion of the industry which, according to the Printing Industries of America, had approximately $49.4 billion in revenue in 1998, compared to $46.8 billion in revenue in 1997 and $42.9 billion in revenue in 1996. In 1998, industry sources state that there were approximately 24,000 general commercial printing companies located in the United States.

   The combination of recent advances in information technology, ever increasing amounts of raw data and changing household and population profiles has spurred a transition from traditional advertising by mass media to targeted one-to-one marketing. Database marketing services analyze data in data warehouses to allow companies to engage in one-to-one marketing. Businesses are increasing corporate expenditures allocated to building data warehouses, where information is maintained and analyzed. International Data Corporation projects that the portion of the data warehouse market we serve will grow from $9.4 billion in 1998 to $21.7 billion in 2002, a compounded annual growth rate of approximately 23.3%.

Our Solutions

   Through customer-specific, secure Web sites, we meet the unique and specific needs of businesses' print procurement and marketing departments.
EagleDirect.com provides comprehensive, real-time, online solutions that reduce many of the inefficiencies associated with:

  . the error-prone, time-consuming and labor-intensive traditional general commercial printing process;

  .  creating and populating data warehouses;

  .  direct mailing;

  .  product storage and fulfillment; and

  . creating, delivering, tracking and analyzing the results of one-to-one marketing.

   Our Web sites offer menus that enable a user to access a digital catalog of standard printed business materials that may include photographs, brochures, posters, product catalogs, and price sheets, along with other custom-printed business material--from direct mail to stationery and business cards. Our interactive, Internet-enabled data warehousing, sales lead management, customer profiling and analysis, and performance tracking solutions allow businesses to design database marketing programs and measure how well these programs perform.

Our Business Strategy

   Our objective is to be a single-source provider of our Internet-enabled services to businesses' print procurement and marketing departments. The key elements of our strategy are to:

  . rapidly add new customers through increased direct sales efforts and strategic alliances;

  .  cross-sell our comprehensive suite of services to existing clients;

  . maintain product and technology leadership through continuing development and innovation; and

  .  capitalize on our market position and build brand recognition.

Our Relationship with Master Graphics

  From February 15, 1957 to April 27, 1999, Eagle Direct, Inc., the predecessor of EagleDirect.com, operated as an independent company. On April 27, 1999, Premier Graphics, Inc. acquired all of the outstanding common stock of Eagle Direct, Inc. Premier Graphics is the wholly-owned operating subsidiary of Master Graphics, Inc. After the acquisition, Eagle Direct was merged into Premier Graphics. In anticipation of this offering, Master Graphics formed EagleDirect.com, inc. as a subsidiary of Master Graphics in September 1999. On October 1, 1999, EagleDirect.com acquired from Premier Graphics all of the assets formerly owned by Eagle Direct. The information in this prospectus describes the business and results of operations of Eagle Direct, Inc. for all periods prior to April 27, 1999; the Eagle Direct division of Premier Graphics from April 27, 1999 through September 30, 1999; and EagleDirect.com, inc. from October 1, 1999 through the date of this prospectus.

   We are currently a wholly-owned subsidiary of Master Graphics, Inc., one of the largest general commercial printing companies in the United States. After
the completion of this offering, Master Graphics will own approximately    % of
the outstanding shares of our common stock. We have entered into several agreements with Master Graphics and its subsidiary, Premier Graphics, regarding our business. These agreements are described below under the caption "Relationship with Master Graphics."

                                  Risk Factors

   An investment in our common stock involves a high degree of risk. We anticipate that we will incur losses in the future. In addition, we face a number of risks which are described in more detail under the caption "Risk Factors" beginning on page 5. You should carefully consider all of the risks under the "Risk Factors" caption before deciding whether to invest in shares of our common stock.

                                  The Offering

Common stock offered by
EagleDirect.com.............      shares

Common stock offered by the
selling shareholder.........      shares

Common stock to be
outstanding after the
offering....................      shares

Use of proceeds.............  .   approximately $    million for sales and
                                  marketing;

                              .  approximately $    million for research and
                                 development;

                              .  approximately $    million to repay debt to
                                 Premier Graphics;

                              .  approximately $    to Premier Graphics' Senior
                                 Note holders for a consent to release (1) our guarantee of the Senior Notes; and (2) restrictions placed on our activities by the indenture; and

                              . the remainder for general corporate purposes, including working capital. See "Use of Proceeds."

Proposed Nasdaq National
Market symbol...............  EGLD

   The number of shares of common stock that will be outstanding after this
offering excludes    shares available for issuance under our 1999 Equity
Compensation Plan under options that have not yet been granted and     shares
available for issuance under our 1999 Non-Employee Director Stock Option Plan under options that have not yet been granted. On the day we determine the initial public offering price of the common stock, we intend to grant our employees and non-employee directors options to purchase approximately shares of our common stock under our option plans at the initial public offering price of the common stock.

                             Summary Financial Data
                      (in thousands except per share data)

                                                         Six Months Ended
                               Year Ended December 31,       June 30,
                               ------------------------- ------------------
                                1996     1997     1998     1998      1999
                               -------  -------  ------- --------  --------
                                                            (unaudited)
Statement of Operations Data:
Revenue......................  $14,767  $13,116  $15,722 $  7,106  $  7,433
Cost of revenue..............   11,111    9,726   11,139    5,252     5,191
Gross profit.................    3,656    3,390    4,583    1,854     2,242
Operating expenses...........    3,422    3,503    3,907    1,878     2,179
Operating income (loss)......      234     (113)     676      (25)       63
Net income (loss)............      (23)    (325)     430     (155)     (182)
Pro forma (unaudited):
  Net income (loss)..........                        270               (125)
  Net income (loss) per
   share.....................

                                                December 31,
                                                    1998        June 30, 1999
                                                ------------ -------------------
                                                                      Pro Forma
                                                   Actual    Actual  As Adjusted
                                                ------------ ------- -----------
                                                                 (unaudited)
Balance Sheet Data:
Cash and cash equivalents......................    $ 101     $     5    $
Working capital................................    1,147         889
Total assets...................................    5,143      12,789
Long-term obligations..........................    1,776      11,000
Total equity...................................    1,770         121

   In the statement of operations data, we have shown both net income (loss) and net income (loss) per share on a pro forma basis for the year ended December 31, 1998 and the six months ended June 30, 1999. Net income (loss) is shown on a pro forma basis to reflect income tax expense (benefit), which was not actually recorded because Eagle Direct was an S-corporation before its acquisition by Premier Graphics and a division of Premier Graphics after the acquisition. Pro forma net income (loss) per share is based on pro forma net income (loss) as described above divided by pro forma common shares outstanding. The pro forma number of common shares is based on the number of shares subsequently issued to capitalize EagleDirect.com.

   The significant changes in total assets, long-term obligations and total equity from December 31, 1998 to June 30, 1999 reflected in the balance sheet data were primarily the result of the acquisition of Eagle Direct by Premier Graphics in April 1999 and the application of purchase accounting to that transaction. Since the acquisition was entirely financed by debt incurred by Premier Graphics under its acquisition credit line, total equity of Eagle Direct as of June 30, 1999 reflects only the earnings of Eagle Direct after its acquisition by Premier Graphics.

   In the balance sheet data, we have shown the June 30, 1999 information on a pro forma as adjusted basis. This gives effect at June 30, 1999 to (1) the incorporation of EagleDirect.com, inc. and the acquisition of its assets from Premier Graphics and (2) this offering. See "Capitalization" for more details.

                                  RISK FACTORS

   This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus before you decide to invest in shares of our common stock. These are not the only risks we face. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial also could impair our business.

   If any of the following risks actually occurs, our business, financial condition and operating results could be affected materially and adversely, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

   We are competing in a new market which may not develop or where we may fail to gain market acceptance for our products and services. Procurement of printed business materials and database marketing services via the Internet is a new and evolving market. We cannot assure you that businesses will accept procurement of printed business materials or database marketing services via the Internet as a replacement for traditional sources of our products and services. Market acceptance depends upon continued growth in the use of the Internet generally and, in particular, its use as a source of our products and services. If this e-commerce market fails to develop, develops more slowly than expected or becomes saturated with competitors, or our products and services do not achieve or sustain market acceptance, our business will suffer. To date, many businesses have refrained from doing business over the Internet for a number of reasons, including:

  .  security concerns;

  .  unavailability of cost-effective, high-speed Internet access;

  .  inconsistent quality of service;

  . potentially inadequate development of the global Internet infrastructure; and

  . the difficulty of integrating existing business software applications with online purchasing systems.

   Companies that have already invested substantial resources in traditional methods of procuring printed business materials and conducting database marketing may be reluctant to adopt new Internet-enabled systems.

   Failure to manage growth of our operations and infrastructure effectively could disrupt our operations and prevent us from successfully implementing our business plan. To manage our anticipated growth, we must successfully implement, constantly improve and effectively utilize our product delivery and financial systems while aggressively expanding our workforce. Our existing or planned product delivery and financial systems may not be sufficient to support our growth, and our management may not be able to identify, manage and exploit existing and emerging market opportunities effectively.

   We may fail to properly develop or nurture our strategic relationships. If these relationships deteriorate, our former partners could become our competitors. We have entered into strategic relationships with Mail-Well, Master Graphics, Claritas and NCR to manage more effectively the design, production and delivery of custom printed business materials and to increase the number of sales people available to market our products and services. If these relationships do not develop as we expect, if we fail to maintain our responsibilities with respect to these relationships, or if our strategic partners fail to carry out their responsibilities, our strategic relationships may deteriorate. If these relationships deteriorate, our business may not grow as we expect. In addition, if our strategic relationships deteriorate, our strategic partners may compete against us either individually or in conjunction with other competitors.

   We may not be able to hire and retain a sufficient number of qualified employees, and as a result, we may not be able to grow as we expect or maintain the quality of our services. Our future success will depend on our ability to attract, train, retain and motivate direct sales, customer support, highly skilled technical and managerial employees. Competition for these people is intense. Although we are an Internet-enabled business-to-business intermediary, personal contact is a key component of our sales process. We may not be able to successfully expand our direct sales force, which would limit our ability to expand our customer base. We may be unable to hire highly trained customer support personnel, which would make it difficult for us to meet our clients' demands. Engineers, Web designers and database marketers are in short supply, and we may be unable to attract sufficiently qualified personnel. If we cannot successfully integrate new employees into our business, we will not be able to manage our growth effectively. Also, our inability to hire, integrate and retain a sufficient number of qualified personnel may reduce the quality of our products and services.

   Our business operations could be significantly disrupted if we lose members of, or fail to properly integrate, our management team. Our future success depends to a significant extent on the continued service of our key sales, senior management and technical personnel, particularly, Mr. Howard J. Harris, our President and Chief Executive Officer, Mr. Joel I. Susel, our Senior Vice President of Business Development, and Mr. Charles S. Oliver, our Vice President of Technical Coordination. The loss of the services of Messrs. Harris, Susel, Oliver or certain other key employees, would likely hurt our business, results of operations and financial condition. Howard Harris is the only employee with whom we have an employment agreement. Competition for employees in our industry is intense, and we have at times in the past experienced difficulty in recruiting qualified personnel. In addition, companies in technology industries whose employees accept positions with competitors have in the past claimed that their competitors have engaged in unfair competition or hiring practices. We could face such claims in the future as we seek to hire qualified personnel. These claims could result in material litigation. We could incur substantial costs in defending against any such claims, regardless of their merits. Please refer to the discussion under the caption "Management" for detailed information on our key personnel.

   Without the continued development and maintenance of the Internet and the availability of increased bandwidth to consumers, our business may not succeed. Given our dependence on the Internet for conducting our business, without the continued development and maintenance of the Internet infrastructure, we could fail to meet our overall strategic objectives and ultimately fail to generate the revenue we expect. This continued development of the Internet includes maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products, including high speed modems, for providing reliable Internet access and services. The success of our business will depend on the ability of our clients to access and use our services, as well as to conduct commercial transactions with us, without significant delays or aggravation that may be associated with decreased availability of Internet bandwidth and access to their customer-specific Web sites. Because the business-to-business e-commerce is new and evolving, we cannot predict whether the Internet will prove to be a viable commercial marketplace in the long term.

   The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, increased users or bandwidth requirements may impair the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic, and could result in the Internet becoming an inconvenient or uneconomical source of our products and services.

   We have lost a number of our cable television industry clients as a result of consolidations, and we may continue to lose cable industry clients. Companies within the cable television industry represented approximately 33% of our revenue for 1998. Recently, the cable television industry has experienced an increased level of consolidation. Several of our cable television clients have been acquired by their larger competitors. In some cases, after these acquisitions, the acquiror has not continued to use EagleDirect.com products and services either because of its in-house capabilities or relationships with other vendors. If we continue to lose cable television clients because of industry consolidation, our business may suffer.

   Our dependence on sales to a relatively small number of customers for a significant portion of our revenue exposes us to financial risks. A loss or a significant reduction or delay in sales to any of our major customers could materially and adversely affect our revenue. We depend on a small number of customers for a substantial portion of our revenue. During 1998, our top 10 customers accounted for an aggregate of 43% of our revenue. Although a ranking by revenue of our largest customers will vary from period to period, we expect that revenue from a relatively small number of customers will account for a substantial portion of our revenue in any accounting period for the foreseeable future. Consolidation in the cable television industry may result in increased customer concentration and the potential loss of customers as a result of acquisitions. Unless we diversify and expand our customer base, our future success will significantly depend upon certain factors which are not within our control, including:

  . the timing and size of future purchase orders, if any, from our larger customers;

  .  the product requirements of our customers; and

  .  the financial and operational success of our customers.

   If any of our largest customers were to stop or reduce their purchasing from us, our financial results could be adversely affected. A significant decrease in sales to a major customer or the deferral or cancellation of any significant order would have a material adverse effect on our operating results.

   Developments in technology could reduce the demand for our printed products. In recent years, the markets for printed business materials have changed significantly as a result of advances in computer and communication technologies. Certain products that were once commercially printed are now generated on computers through word processing or desktop publishing software. In addition, some information is now disseminated in a digital or electronic format rather than in a paper format. These trends could continue in the future, resulting in decreased demand for printed business materials.

   Maintaining technological competitiveness of our data products, software systems and services is vital to our continued success. The Internet and Internet markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer demands. Our future success will depend on our ability to adapt to and incorporate rapidly changing technologies, to enhance existing solutions and to develop and introduce a variety of new solutions to address our clients' changing demands. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our solutions. In addition, our new solutions or enhancements must meet the requirements of our current and prospective clients and must achieve significant market acceptance. Material delays in introducing new solutions and enhancements may cause clients to forgo purchases of our solutions and purchase those of our competitors.

   If we are unable to compete successfully against printing and database marketing companies or future businesses offering products and services competitive with ours, our business will fail. The general commercial printing industry is intensely competitive. We compete primarily with local and regional printers, which are either independent or owned by print industry consolidators. The U.S. general commercial printing industry is large, highly fragmented, and capital intensive, with over 24,000 local, regional and national commercial printers operating nationwide in 1998. Many of the potential customers that we pursue through our direct sales process have long-standing business relationships and personal ties with printers who compete with us. These customers may be reluctant to change their existing ordering and production processes to take advantage of our Internet-based printing services. To sell our products successfully, we must devote the time and resources necessary to educate our potential customers on the use and benefits of our solutions.

   The database marketing industry is also highly competitive. Within the industry, there are many different types of service providers that compete with us, such as advertising companies, market research companies and companies specializing in data gathering, storage and management. In the future we also may face direct competition from other companies that develop and market integrated Internet-enabled services similar to ours. Many of our current and potential competitors have substantially greater financial, technical, marketing and other resources, greater name recognition, and larger customer bases than we do. As a result, they may be able to market their products, services and branding more aggressively than we are able to, and may be able to significantly undercut our pricing for extended periods of time. They may also be able to respond more quickly and effectively to emerging technologies and to changes in customer requirements and preferences. Please refer to the discussion under the caption "Business--Competition" for a more complete description of the competitive factors we face.

   We must continue to upgrade our technology infrastructure, including our network hardware and software, or we will be unable to satisfy demand on our Web site effectively. We must continue to add hardware and enhance software to accommodate the increased content in our marketing databases and online catalogs. If we are unable to increase the data storage and processing capacity of our systems at least as fast as the growth in demand, our systems may become unstable and may fail to operate for extended periods of time. Unscheduled downtime could harm our business and also could discourage clients from continuing to use us and could reduce future revenue. In addition, as traffic on our system continues to increase, we must expand and upgrade our technology, transaction processing, systems and network hardware and software. We may not be able to accurately project the rate of increase in traffic on our systems. In addition, we may not be able to expand and upgrade our systems and network hardware and software capabilities to accommodate increased use of our systems. If we do not appropriately upgrade our systems and network hardware and software, our business, financial condition and operating results may be adversely affected.

   We may not be able to protect our proprietary rights, and we may infringe on the proprietary rights of others. Proprietary rights are important to our success and our competitive position. To protect our proprietary rights, we rely generally on copyright, trademark, and trade secret laws, confidentiality agreements with employees and third parties, and license agreements with consultants, vendors, and customers. Despite such protections, a third party could, without authorization, copy or otherwise misappropriate our technology and duplicate it. Our agreements with employees, consultants and others who participate in development activities could be breached. We may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by competitors. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Effective copyright, trademark and trade secret protection may not be available in those jurisdictions.

   There has been substantial litigation in the technology industries regarding intellectual property assets. Third parties may claim infringement by us with respect to current and future products, trademarks or other proprietary rights, or we may counterclaim against such parties in such actions. Any such claims or counterclaims could be time-consuming, result in costly litigation, divert management's attention, cause product release delays, require us to redesign our products and services or require us to enter into royalty or licensing agreements. Any of these results could have a material, adverse effect upon our business, financial condition and operating results. Such royalty and licensing agreements, if required, may not be available or may be available on terms unacceptable to us.

   Increases in paper prices or postal rates, or shortages in paper supply could adversely affect our gross margins and operating results. The cost of paper is a principal factor in the pricing we receive from our strategic partners. We generally have been able to reflect increases and decreases in the cost of paper in the prices charged to our customers. If we are unable to pass future paper cost increases on to our customers, or if our customers reduce their order volume as a result of increases in paper costs, our profit margins and cash flows could be adversely affected.

   In periods of high demand, certain paper grades have been in short supply, including grades we and our commercial printing vendors use. Any loss of paper supply sources or any disruption in our suppliers' businesses or any failure on their part to meet our product needs on a timely basis could have a material, adverse effect on our operating results, sales, profit margins and cash flows.

   The direct marketing activities of our clients are adversely affected by postal rate increases, especially increases that are imposed without sufficient advance notice to allow adjustments to be made to marketing budgets. Higher postal rates may result in fewer mailings of direct marketing materials, with a corresponding decline in the need for certain of our direct marketing services. Increased postal rates can also lead to pressure on us from our clients to reduce prices for our services to offset the postal rate increase.

   We may be exposed to environmental liabilities and may face increased costs of compliance with environmental laws and regulations. The printing business generates substantial quantities of inks, solvents and other waste products requiring disposal. Our printing facility is subject to federal, state and local environmental laws and regulations concerning emissions into the air, discharges into waterways and the generation, handling and disposal of waste materials. We believe our facility is in substantial compliance with these laws and regulations at this time. However, changes to these laws and regulations could increase our cost of doing business or otherwise have a material, adverse effect on our business, financial condition and operating results. In addition, although we maintain commercial property insurance, it may not be adequate to cover any claims against us for environmental liabilities.

   Our data warehousing and Web server systems may stop working or work improperly due to natural disasters, failure of third-party services and other unexpected problems. An unexpected event like a power or telecommunications failure, fire, flood or earthquake at our on-site data warehousing facility or at our Internet service providers' facilities could cause the loss of critical data and prevent us from offering our products and services to our clients. Our business interruption insurance may not adequately compensate us for losses that may occur. In addition, we rely on third parties to securely store our archived data and connect us to the Internet. A failure by any of these third parties to provide these services satisfactorily would impair our ability to access archives and operate our systems. Any failure in our systems could materially and adversely affect our business.

   We may lose clients and lose revenue if our online security measures fail. If the security measures that we use to protect information or the inappropriate use of our Web sites are ineffective, we may lose clients, which would reduce our revenue. In addition, our software, databases and servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to spend significant resources to protect against security breaches or to alleviate problems caused by any breaches. We may not be able to prevent all security breaches.

   Year 2000 problems could lead to malfunctions of our computer and communications systems or those of our clients, and prevent us from running our business. Many existing computer programs cannot distinguish between a year beginning with "20" and a year beginning with "19" because they use only the last two digits to refer to a year. For example, these programs cannot tell the difference between the year 2000 and the year 1900. Significant uncertainty exists in the software industry concerning the potential effects associated with the failure to be year 2000 compliant. Programs that are not year 2000 compliant may malfunction or fail completely. If we or any third parties with whom we have a material relationship fail to achieve year 2000 readiness, our business may be seriously harmed. In particular, year 2000 problems could temporarily prevent us from offering our goods and services. Please refer to the discussion under the caption "Management's Discussion and Analysis of Financial Condition and Operating Results--Year 2000" for detailed information relating to our year 2000 readiness.

   Government regulation may require us to change the way we do business. Currently, there are few laws or regulations that specifically regulate Internet communications or commerce. The existing laws and regulations that govern our business change rapidly. Although our operations are currently based in Colorado, the United States government and the governments of other states and foreign countries have attempted to regulate activities on the Internet. Evolving areas of law that are relevant to our business include privacy law, proposed encryption laws, content regulation and sales and use tax laws and regulations. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Because of this rapidly evolving and uncertain regulatory environment, we cannot predict how these laws and regulations might affect our business. In addition, these uncertainties make it difficult to ensure compliance with the laws and regulations governing the Internet. These laws and regulations could harm us by increasing our expenses, subjecting us to liability or forcing us to change how we do business.

   Legislation relating to consumer privacy may affect our ability to collect and use data. There could be a material, adverse impact on our marketing business due to the enactment of legislation or industry regulations arising from public concern over consumer privacy issues. Restrictions could be placed upon the collection and use of information that is currently legally available, in which case our cost of collecting some kinds of data might be increased materially. We could also be prohibited from collecting or disseminating certain types of data, which could, in turn, materially and adversely affect our ability to meet our clients' requirements.

   We may be liable to third parties for content that is available on our Web sites. We may be liable to third parties for the content of our Web sites if the text, graphics, software or other content in our databases violates their copyright, trademark, or other intellectual property rights; or our clients violate their contractual obligations to others when they provide content to our databases.


   We may also be liable for anything that is accessible from our Web sites through links to other Web sites. Alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, exposing us to awards of damages and costs and diverting management's attention away from our business.

Risks Related to Master Graphics

   Your interests as holders of the common stock may conflict with those of our controlling shareholder. Master Graphics beneficially owns all of our outstanding common stock and after this offering will continue to own
approximately     % of our outstanding common stock. As a result, Master
Graphics has and will continue to have control over all matters affecting our company, including the power to:


  . elect all of our directors, and as a result of that power, control any decisions with respect to the directions and policies of our company, including the appointment and removal of officers;

  .  amend our articles of incorporation or bylaws;

  . approve or prevent mergers, consolidations or the sale of all or substantially all of our assets;

  .  control future issuances of our common stock and other securities;

  .  cause us to incur debt;

  .  cause us to pay or not pay dividends; and

  . make decisions with respect to the treatment of items in those tax returns which are consolidated or combined with Master Graphics' tax returns.

   Master Graphics also will be able to prevent or cause a change of control relating to us. Master Graphics' control over us, and its ability to prevent or cause a change in control relating to us, may delay or prevent such a change in control, which could adversely affect the market price of the common stock. Master Graphics and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.

   We may have potential business conflicts of interest with Master
Graphics. Master Graphics will continue to be our controlling shareholder. As a result, conflicts of interest may arise between us and Master Graphics including conflicts related to the nature, quality and pricing of services we provide to Master Graphics; and the nature, quality and pricing of services Master Graphics provides to us. We cannot assure you that we will be able to resolve any potential conflicts or that, if resolved, we would not be able to receive more favorable resolution if we were dealing with an unaffiliated party. Our agreements with Master Graphics may be amended from time to time upon agreement between the parties. As long as we are controlled by Master Graphics, we cannot assure you that Master Graphics will not require us to agree to an amendment to the transition services agreement or any other agreement that may be more or less favorable to us than the current terms of the agreement.


   Master Graphics could undergo a change of control that could materially and adversely affect our relationship. John P. Miller, a member of our Board of Directors and the President and Chief Executive Officer and Chairman of the Board of Directors of Master Graphics, currently owns approximately 52% of the outstanding common stock of Master Graphics. Mr. Miller could sell all or a portion of his ownership interest in Master Graphics to an unaffiliated party or Master Graphics could otherwise undergo a change of control. If Master Graphics undergoes a change of control, we cannot assure you that the relationship between EagleDirect.com and Master Graphics will not change, that we will still have access to the Master Graphics' sales force or production facilities, or that Master Graphics will continue to provide services to us. These events could have a material and adverse affect on our business.

   We have potential liability for Master Graphics' tax obligations. For all periods in which Master Graphics owns or owned 80% or more of our capital stock, we will file a consolidated federal income tax return with Master Graphics. If Master Graphics or other members of the consolidated group fail to make any federal income tax payments, we would be liable for the shortfall since each member of a consolidated group is liable for the group's entire tax obligation.

Risks Related to this Offering

   Our stock price may be particularly volatile because of our industry. The stock market in general, and the market for common stock of Internet-related and technology companies in particular, has been highly volatile. As a result, the market price of our common stock is likely to be highly volatile. Investors may not be able to resell their shares of our common stock at or above the initial offering price. The trading prices of many technology and Internet-related companies' stocks have reflected valuations substantially above traditional levels. We cannot assure you that our stock will trade at the same levels as other Internet stocks or that Internet stocks in general will sustain their current market prices. Factors that could cause such volatility may include:

  .  announcements of technological innovations;

  .  changes in financial estimates by securities analysts;

  .  changes in the market valuations of other Internet companies;

  . announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

  .  additions or departures of key personnel; and

  .  sales of common stock.

Many of these factors are beyond our control. These factors may materially and adversely affect the market price of our common stock, regardless of our operating performance.

   Our quarterly revenue and operating results vary significantly and may not be indicative of future performance, which is difficult to forecast. Our stock price may fall if our performance does not meet analysts' or investors' expectations. Our quarterly revenue, expenses and operating results have varied significantly in the past and are likely to vary significantly from quarter-to-quarter in the future. The general commercial printing industry is characterized by individual orders from customers for specific printing projects rather than multi-year contracts. Continued engagement for successive jobs depends on the customers' satisfaction with the services provided. As a result, we cannot predict the number, size and profitability of printing jobs in a given period. Moreover, although database marketing involves longer-term contracts and relatively predictable revenue, it also requires a long sales cycle while systems and programs are being established. During the sales cycle, revenue from database marketing is difficult to predict. As a result, we cannot predict the number or profitability of database marketing agreements into which we will enter. Our operating results may fall below market analysts' or investors' expectations in some future quarters, which could lead to a significant decline in the market price of our stock. In addition to the risk factors described elsewhere, quarterly fluctuations may also result from:

  .  our ability to obtain new customers;

  .  changes in our operating expenses and capital expenditure requirements;

  .  our ability to retain our existing customers and increase sales to them;

  .  changes in the mix of printing and database marketing services we sell;

  .  the timing of customer orders;

  .  the announcement of new or enhanced products by us or our customers;

  .  technological innovations by us or our competitors;

  .  increased competition; and

  .  general or industry-specific economic conditions.

Based on all of these factors, we believe that our quarterly revenues, expenses and operating results will be difficult to predict.

   Our securities have never been traded in the public markets prior to this offering and we cannot assure you that our stock price will not decline after this offering. Before this offering, there has not been a public market for our common stock and the trading market price of our common stock may decline below the initial public offering price. The initial public offering price has been determined by negotiations between us and the representatives of the underwriters. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. In addition, an active public market for our common stock may not develop or be sustained after this offering.

   The book value of the shares you purchase will be substantially less than the price you pay for the shares, and if a liquidation were to occur, you may receive significantly less than your full investment in the shares. The initial public offering price is substantially higher than the net tangible book value of each outstanding share of common stock. As a result, purchasers of common stock in this offering will suffer immediate and substantial dilution in the book value of shares they purchase in this offering. The dilution will be $ per share in the net tangible book value of the common stock from the initial public offering price. If additional shares are sold by the underwriters following exercise of their over-allotment option, there will be further dilution. As a result of this dilution, common shareholders purchasing stock in this offering may receive upon a liquidation significantly less than their full investment in the shares purchased in this offering. Please refer to the discussion under the caption "Dilution" for a more complete description of the amount of dilution.

   Our articles of incorporation and our bylaws contain provisions that may make it difficult for a third party to acquire our company, and this could depress our stock price. Our articles of incorporation and our bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions:

  . authorize us to issue "blank check" preferred stock, which is preferred stock that can be created and issued by the board of directors without prior shareholder approval, with rights senior to those of common stock;

  . provide for a staggered board of directors, so that no more than 1/3 of our directors could be replaced each year and it would take three successive annual meetings to replace all directors;

  .  prohibit shareholder action by written consent; and

  . establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by shareholders at a meeting.

   You should not rely on forward-looking statements we make in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "could," "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the volatility of the stock market, the impact of year 2000 problems and the other risks and information in this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus in order to conform them to actual results or to changes in our expectations.

   Future sales of our common stock may depress our stock price. If our shareholder sells substantial amounts of our common stock in the public market following this offering, then the market price for our common stock could fall. These sales might also make it harder for us to sell equity securities in the future. Restrictions under the securities laws and lock-up agreements limit the number of shares of common stock available for sale in the public market. After
this offering,      shares of our common stock will be outstanding.      shares
will be outstanding if the underwriters' over-allotment option is exercised in full. The shares sold in this offering will be freely tradable unless these shares are purchased by our affiliates. The remaining shares of common stock held by the existing shareholder are restricted securities and may only be sold in the public market if registered or if they qualify for an exemption from the registration requirements of the Securities Act of 1933. Our sole shareholder, Master Graphics, has agreed not to sell any of these securities for 180 days after this offering without the prior written consent of Hoak Breedlove Wesneski & Co.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the    shares of common
stock offered by EagleDirect.com in this offering will be approximately $
million, assuming an initial public offering price of $    per share and after
deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we
estimate that the net proceeds will be approximately $    million.

   The following describes how we will use the net proceeds of the offering:

  .  We will use approximately $    million to expand our sales and marketing
     capabilities.

  .  We will use approximately $    million for research and development.

  .  We will use approximately $    million to repay a portion of our
     indebtedness to our sister company, Premier Graphics. We incurred $11.5 million of debt to purchase our assets from Premier Graphics. The purchase price for the assets was the approximate book value of the assets. This indebtedness was incurred on October 1, 1999 and matures five years from the closing of the offering. The indebtedness bears interest at 8 1/2% per annum.

  .  We will use approximately $    to pay the holders of Premier Graphics'
     Senior Notes a fee for their consent to release us from: (1) the guarantee of the Senior Notes; and (2) restrictions placed on our activities by the indenture which governs the Senior Notes.

  . The remainder of the net proceeds will be used for general corporate purposes, including working capital.

   Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities, certificates of deposit or direct guaranteed obligations of the United States.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our capital stock. We do not expect to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the growth of our business. We may incur indebtedness in the future which may prohibit or effectively restrict the payment of dividends. Any future determination to pay cash dividends will be at the discretion of our board of directors.

                                CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 1999. Our capitalization is presented on:

  .   an actual basis as a division of Premier Graphics;

  . a pro forma basis to give effect to the incorporation of EagleDirect.com and the sale of assets by Premier Graphics to EagleDirect.com;

  . a pro forma as adjusted basis to give effect to (1) the incorporation of EagleDirect.com and the sale of assets by Premier Graphics to EagleDirect.com; and (2) the receipt and application of the estimated net proceeds from the sale of the shares of common stock offered by EagleDirect.com in this offering at an assumed initial public offering
      price of $    per share.

                                                         As of June 30, 1999
                                                       ------------------------
                                                                         Pro
                                                                 Pro   Forma As
                                                       Actual   Forma  Adjusted
                                                       ------- ------- --------
                                                            (in thousands)
Intercompany debt..................................... $11,000 $11,500
Equity:
  Parent's equity in division (1).....................     121     --     --
  Preferred stock, $.001 par value per share,
   10,000,000 shares authorized; no shares issued and
   outstanding actual, pro forma and pro forma as
   adjusted...........................................     --      --     --
  Common stock, $.001 par value per share, 100,000,000
   shares authorized; no shares issued and outstanding
   actual; 1,000 shares issued and outstanding pro
   forma;    shares issued and outstanding, pro forma
   as adjusted........................................     --      --
  Additional paid-in capital..........................     --      121
  Retained earnings (deficit).........................     --      --
                                                       ------- -------   ----
  Total equity........................................     121     121
                                                       ------- -------   ----
    Total capitalization.............................. $11,121 $11,621   $
                                                       ======= =======   ====

--------
(1) From April 27, 1999 (the date of acquisition by Premier Graphics) to October 1, 1999, Eagle Direct was operated as a division of Premier Graphics and, therefore, had no corporate capital accounts.

   Please read the capitalization table together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included in other parts of this prospectus.

                                    DILUTION

   As of June 30, 1999, our pro forma net tangible book value was approximately
$    million, or $    per share of common stock. Pro forma net tangible book
value per share represents the amount of our total tangible assets, less total liabilities, divided by the pro forma shares of common stock outstanding as of June 30, 1999. The pro forma number of shares is based on the actual number of shares issued to incorporate EagleDirect.com. After giving effect to the incorporation of EagleDirect.com, the acquisition of our assets from Premier
Graphics, the issuance and sale of the     shares of common stock offered in
this offering, and the application of the estimated net proceeds, our pro forma
net tangible book value as of June 30, 1999 would have been $    million, or
$    per share. This represents an immediate increase in pro forma net tangible
book value of $    per share to existing shareholders and an immediate dilution
of $    per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share..............................      $
  Pro forma net tangible book value per share at June 30, 1999....... $
  Increase in pro forma net tangible book value per share
   attributable to new investors.....................................
Pro forma net tangible book value per share after offering...........
                                                                           ----
Dilution per share to new investors..................................      $
                                                                           ====

   The following table summarizes, on a pro forma basis, as of June 30, 1999, the differences between the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the existing shareholders and the new investors purchasing shares of common stock in this offering:

                                         Shares         Total
                                       Purchased    Consideration
                                     -------------- -------------- Average Price
                                     Number Percent Amount Percent   Per Share
                                     ------ ------- ------ ------- -------------
Existing shareholders...............             %  $           %      $
New investors.......................
                                      ----    ---   -----    ---
  Total.............................          100%  $        100%
                                      ====    ===   =====    ===

                            SELECTED FINANCIAL DATA

   The selected financial data set forth below should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected statement of operations data presented below for the three-year period ended December 31, 1998 and the balance sheet data at December 31, 1997 and 1998, are derived from financial statements audited by KPMG LLP, our independent auditors, that are included elsewhere in this prospectus. The selected statement of operations data presented below for the two-year period ended December 31, 1995 and the balance sheet data at December 31, 1994, 1995, and 1996 are derived from unaudited financial statements that are not included in this prospectus. The statement of operations data for the six months ended June 30, 1998 and June 30, 1999 and balance sheet data as of June 30, 1999 are unaudited and are derived from unaudited financial statements that are included elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited interim results when read in connection with the audited financial statements and notes to those statements. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1999. The selected financial data presented below reflect the operations of Eagle Direct, Inc. as a stand-alone entity for all periods prior to April 27, 1999 and as a division of Premier Graphics from and after April 27, 1999. The significant changes in total assets, long-term obligations and equity from December 31, 1998 to June 30, 1999 reflected in the balance sheet data were primarily the result of the acquisition of Eagle Direct by Premier Graphics in April 1999 and the application of purchase accounting for that transaction.

   Prior to its acquisition by Premier Graphics, Eagle Direct was a Subchapter-S corporation for Federal and state income tax purposes, and as such did not provide for income tax expense in its financial statements. After its acquisition, Eagle Direct was operated as a division of Premier Graphics and as a division did not record a provision for income taxes. For purposes of the selected financial data set forth below, income tax expense (benefit) is shown on a pro forma basis for the year ended December 31, 1998 and the six months ended June 30, 1999, based on statutory income tax rates in effect during the periods. As a division of Premier Graphics, Eagle Direct had no shares of common stock outstanding. For purposes of disclosing pro forma earnings per share, the number of common shares outstanding is based on the number of shares subsequently issued to capitalize EagleDirect.com, the successor to Eagle Direct, as more fully discussed in note 4 to Eagle Direct's June 30, 1999 condensed financial statements, which are contained elsewhere in this prospectus.

                                                                              Six Months
                                                                              Ended June
                                      Year Ended December 31,                     30,
                          -------------------------------------------------  --------------
                             1994        1995      1996     1997     1998     1998    1999
                          ----------- ----------- -------  -------  -------  ------  ------
                          (unaudited) (unaudited)                             (unaudited)
                          (in thousands, except share and per share data)
Statement of Operations
 Data:
Revenue.................    $11,389     $12,403   $14,767  $13,116  $15,721  $7,106  $7,433
Cost of revenue.........      8,364       9,120    11,111    9,726   11,139   5,252   5,191
Gross profit (loss).....      3,025       3,283     3,656    3,390    4,583   1,854   2,242
Operating expenses......      2,655       2,953     3,422    3,503    3,906   1,878   2,179
Income (loss) from
 operations.............        370         330       234     (113)     676     (25)     63
Other income (expense)..       (207)       (224)     (257)    (212)    (246)   (130)   (245)
Net income (loss).......        163         106       (23)    (325)     430    (155)   (182)
Pro forma (unaudited):
 Net income (loss)......                                                270            (125)
 Net income (loss) per
  share.................
 Common shares
  outstanding...........

                                               December 31,
                                       -----------------------------  June 30,
                                       1994  1995  1996  1997  1998     1999
                                       ----- ----- ----- ----- ----- -----------
                                              (in thousands)         (unaudited)
Balance Sheet Data:
Cash and cash equivalents............. $  42 $ 126 $ 176 $  12 $ 101   $     5
Working capital.......................   830   878   797   430 1,147       889
Total assets.......................... 5,774 5,698 5,869 4,592 5,143    12,789
Long-term obligations................. 2,135 2,214 1,984 1,774 1,776    11,000
Equity................................ 1,581 1,688 1,665 1,340 1,770       121

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the financial statements and notes to those statements appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in the prospectus.

Overview

   We provide Internet-enabled, integrated commercial printing and database marketing services. We introduced our database marketing services in 1984 and our Internet-enabled print procurement services in 1996.

   During the last three years, we have developed our Internet-enabled services to satisfy the unique requirements of our clients. We believe that our limited capital resources for selling, marketing and product development have constrained the revenue growth of our Internet-enabled services. Despite this limitation, total revenue from Internet-enabled services and other services we provided to customers that used our Internet-enabled services, not including pass-through charges for freight and postage, increased from approximately $4.4 million in 1996 to approximately $8.1 million in 1998. During 1999, these revenues continued to grow to approximately $4.2 million in the first half of 1999 compared to approximately $3.3 million in the first half of 1998. We believe the proceeds from this offering that we will use for selling, marketing and product development; our substantially larger sales force; and our strategic relationships with NCR, Claritas, and Master Graphics will accelerate the growth in revenue from Internet-enabled services.

   We derive revenue from printing services, mailing and fulfillment services and database marketing services. We also generate revenue from services related to the setup and maintenance of each customer-specific online procurement solution. Historically, we have generated more than half of our revenue in the second half of the calendar year. There are two broad categories of our cost of revenue: (1) fixed costs, consisting primarily of payroll, equipment depreciation and building costs, including rent; and (2) variable costs, consisting primarily of material costs. Our gross margins are higher on our database marketing revenue than our print-related revenue. Postage and freight charges, which are a significant portion of our mailing and fulfillment revenue, have minimal gross margin because we generally pass these costs on to our customers without markup.

   Our business incurs operating expenses in three broad expense categories: sales and marketing, product development and general and administrative. Most of our historical expenditures have been in the sales and marketing and general and administrative categories. We expect that sales and marketing expenses and product development expenses will account for a larger percentage of our operating expenses following this offering. As a result of Master Graphics' acquisition of Eagle Direct and the arrangements we entered into with Howard Harris described under "Certain Transactions," we will record approximately $18.0 million of goodwill that will be amortized over 40 years as a charge against earnings of approximately $450,000 per year.

Results of Operations

   The following table sets forth certain financial data for the periods indicated (dollars in thousands) and such results as a percentage of revenue:

                                  Year ended December 31,               Six Months Ended June 30,
                         ---------------------------------------------  ----------------------------
                             1996            1997            1998           1998           1999
                         --------------  --------------  -------------  -------------  -------------
Revenue................. $14,767  100.0% $13,116  100.0% $15,721 100.0% $7,106  100.0% $7,433  100.0%
Cost of revenue.........  11,111   75.2    9,726   74.2   11,139  70.8   5,252   73.9   5,191   69.8
Gross profit (loss).....   3,656   24.8    3,390   25.9    4,583  29.2   1,854   26.1   2,242   30.2
Sales and marketing.....   1,915   13.0    1,814   13.9    1,848  11.7     873   12.3   1,032   13.9
General and
 administrative.........   1,292    8.7    1,403   10.7    1,634  10.4     792   11.1     894   12.0
Research and
 development............     215    1.5      286    2.2      424   2.7     213    3.0     253    3.4
Income (loss) from
 operations.............     234    1.6     (113)  (0.9)     676   4.3     (25)  (0.3)     63    0.1
Net income (loss).......     (23)   (.2)    (324)  (2.5)     430   2.7    (155)  (2.2)   (182)  (2.4)

 Six Months Ended June 30, 1999 Compared To Six Months Ended June 30, 1998

   Revenue. Revenue increased 4.2%, from $7.1 million for the six months ended June 30, 1998 to $7.4 million for the six months ended June 30, 1999. The increase was primarily attributable to the addition of new customers, most of whom use our Internet-enabled services.

   Gross Profit. Gross profit increased 15.8%, from $1.9 million for the six months ended June 30, 1998 to $2.2 million for the six months ended June 30, 1999. Gross margin increased from 26.1% to 30.2%. The increase in gross profit was primarily attributable to higher revenue and gross margin. The increase in gross margin was primarily due to an increase in our higher-margin revenue from sources other than the production of printed materials.

   Research and Development Expenses. Research and development expenses in the first half of 1999 increased 18.8% from the first half of 1998 due to added personnel.

   Net Income. Despite an increase in income from operations, net income (loss) remained relatively constant for the six months ended June 30, 1999 compared to the same period for 1998 because of higher interest expense. For the first half of 1999, interest expense increased 90.8% to approximately $208,000 from approximately $109,000 for the first six months of 1998 due to the long-term debt incurred by Premier Graphics when it acquired us.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Revenue. Revenue increased 19.8%, from $13.1 million in 1997 to $15.7 million in 1998 as a result of greater sales to the majority of our top 20 customers, as well as the addition of new customers.

   Gross Profit. Gross profit increased 35.3% from $3.4 million in 1997 to $4.6 million in 1998. Gross margin increased from 25.7% to 29.2%. The increase in gross profit was primarily attributable to higher revenue and gross margin. The increase in gross margin was attributable to an increase in our higher-margin revenue from sources other than the production of printed materials.

   Research and Development Expenses. Research and development expenses in 1998 increased 48.3% from 1997 due to added personnel.

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

   Revenue. Revenue decreased 11.5%, from $14.8 million in 1996 to $13.1 million in 1997. In 1997, we started requiring customers to make deposits against anticipated postage expenses. As a result, some customers paid their postage directly, which decreased our postage revenue during the period. In addition, we lost two significant customers who were acquired by other businesses.

   Gross Profit. Gross profit decreased 8.1% from $3.7 million in 1996 to $3.4 million in 1997. Gross margin remained relatively flat for 1997 compared to 1996. The decrease in gross profit was primarily attributable to decreasing sales. Gross margin did not change because low-margin postage revenue decreased as a percentage of total revenue.

   Research and Development Expenses. Research and development expenses in 1997 increased 33.0% from 1996 due to added personnel.

Liquidity and Capital Resources

   Historically, our operations and growth have been financed through internally generated working capital and borrowings from commercial banks or other lenders. During the past three and one-half fiscal years, we generated increasing levels of cash from operating activities, which totaled $2.6 million. We used this cash primarily to fund capital expenditures totalling $1.5 million and to repay $1.1 million of debt. We incurred $11.5 million of
debt to purchase our assets from Premier Graphics. We will use $   million of
net proceeds to repay a portion of this debt. The debt that remains outstanding will be payable in equal quarterly installments of principal plus accrued interest and will mature five years from the closing of the offering.

   We have received a term sheet from General Electric Capital Corporation to provide a credit facility with an initial borrowing capacity of $2 million upon completion of the offering and are currently negotiating the definitive documentation for this facility. There is no assurance, however, that we will be able to successfully negotiate this facility.

   We currently expect to increase our operating expenses substantially in connection with our aggressive growth strategy. These additional operating expenses will consume a material amount of our cash resources, including a portion of the net proceeds of this offering. We believe that the net proceeds of this offering will be sufficient to meet our anticipated cash needs for working capital, and capital expenditures for at least the next 12 months. However, our cash needs could exceed our expectations, and we may choose to seek additional financing before that time. There is no assurance that we will be able to obtain additional financing on favorable terms, if at all.

Year 2000

   If internal systems do not correctly recognize and process date information beyond the year 1999, there could be an adverse impact on our operations. The year 2000 compliance issues stem from the computer industry's practice of conserving data storage by using two digits to represent a year. Systems and hardware using this format may process data incorrectly or fail with the use of dates in the next century. These types of failures can influence applications that rely on dates to perform calculations (such as an accounts receivable aging report), as well as systems such as building security and heating. Significant uncertainty exists concerning the scope and magnitude of problems associated with the century change.

   We have completed our review program of the potential impact of the change in the century on our computer systems and software. Based on our assessment, we believe that all of our systems will be able to distinguish the twenty-first century dates from dates of the twentieth century before the century change. In addition, we have installed a new internal management information system to assure that our accounting and operating systems are year 2000 compliant. Finally, we have assessed third party systems on which we rely, and we are not aware of any material year 2000 problems with these third party products or services.

   The costs incurred to date in our year 2000 compliance program include the purchase of our new management information system for approximately $100,000 and the expense of our salaried employees devoted to our year 2000 assessment and remediation efforts.

   If year 2000 issues in our systems and equipment are not addressed satisfactorily, we could experience a disruption in business and loss of customers which would have a material, adverse effect on our earnings and cash flow.

Impact of Recently Issued Accounting Standards

   We do not believe that any recently issued, but not yet adopted, accounting standards will have a material impact on our financial statements. We adopted the AICPA's Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, effective January 1, 1999. The impact on our financial statements as of and for the six months ended June 30, 1999 were not material. Statement of Financial Accounting Standards
(SFAS) No. 133, Accounting for Derivative Financial Instruments, amended as to its effective date by SFAS No. 137, will be effective for our year ending December 31, 2001. We do not expect this SFAS to have a material impact on our financial statements since we do not currently invest in such instruments.

                    QUANTITATIVE AND QUALITATIVE MARKET RISK

   Market risks are not considered to be material to us at the present. We do not have any risk involving foreign currency because all of our operations are based in the United States. We do not have any commodity derivative instruments, and the related market risk, because we have generally been able to pass on to customers in our pricing the fluctuations that we experience in paper costs, the largest and most volatile of our product costs. We have not dealt in the past, nor do we anticipate dealing in the near future, in interest rate derivative instruments. A substantial portion of our debt bears interest at fixed rates and, therefore, we currently do not have significant exposure to interest rate fluctuations.

                                    BUSINESS

EagleDirect.com

   We are a leading single-source provider of Internet-enabled, integrated commercial printing and database marketing solutions that allow businesses to market their products more effectively and reduce the costs and inefficiencies associated with traditional printing and marketing processes. We introduced our database marketing solutions in 1984 and our Internet-enabled print procurement solutions in 1996. Our Internet-enabled solutions allow businesses to:

  /0/access and analyze information in marketing databases;

  .  develop effective marketing campaigns based on the marketing databases;

  .  design, modify and personalize marketing materials;

  . initiate the printing, sorting and mailing of marketing and other printed materials; and

  .  track and analyze the results of marketing campaigns.

   Clients may combine one or more of these solutions within an interactive, customer specific Web site to best suit their unique needs.

   The following chart compares the traditional process for ordering printed marketing materials with the process available to a client using the EagleDirect.com solution to assist in its marketing program:

[Flow Chart comparing the EagleDirect process to the traditional process appears here.]

   As this chart illustrates, the traditional printing and marketing processes are labor intensive and repetitive. Our Internet-enabled solutions significantly reduce the inefficiencies traditionally associated with these processes.

Industry Background

 The Emergence of Business-to-Business Electronic Commerce

   The Internet has emerged as a medium to deliver products and services from business to business that offers the potential for organizations to streamline complex processes, increase accuracy and product quality, lower costs and improve productivity. Forrester Research, Inc. estimates that businesses bought and sold $43 billion in goods over the Internet in 1998 and predicts that business-to-business e-commerce will grow to $1.3 trillion by 2003, representing more than 90% of the total projected e-commerce market.

   The dynamics of business-to-business e-commerce relationships differ significantly from those of other e-commerce relationships. Business-to-business e-commerce solutions frequently automate or otherwise impact workflows or processes that are fundamental to operations by replacing various paper-based transactions with electronic communications. In addition, business-to-business e-commerce solutions must often be integrated with an organization's existing information systems. Finally, personnel throughout the organization must be trained to use the solution. Consequently, selection and implementation of a business-to-business e-commerce solution represents a significant commitment by an organization, and the costs of switching solutions are high.

   Business-to-business e-commerce solutions that offer improved efficiency through the automation of business processes and workflows are being targeted toward a variety of industries. We believe these solutions are likely to be most readily accepted by industries characterized by a large number of buyers and sellers, a high degree of fragmentation among buyers, sellers or both, significant dependence on information exchange, large transaction volume and user acceptance of the Internet.

 The Printing Industry

   The U.S. printing industry is large and highly fragmented. We provide services within the general commercial printing portion of the industry which, according to the Printing Industries of America, had approximately $49.4 billion in revenue in 1998, compared to $46.8 billion in revenue in 1997 and $42.9 billion in revenue in 1996. In 1998, there were approximately 24,000 general commercial printing companies located in the United States.

   The general commercial printing industry involves developing a customer's concept into printable material through the use of design and electronic prepress services; using printing presses to imprint printable material onto paper; cutting, folding, and binding the finished product; and, finally, storing and distributing the finished product. We believe that businesses desire a more efficient process for ordering and customizing printed business materials to minimize the time and cost of procurement. Customers also wish to limit the number of vendors they must deal with to satisfy their printed business materials requirements. We believe our Internet-enabled solutions can significantly reduce the inefficiencies traditionally associated with the general commercial printing process.

 Database Marketing

   Businesses increasingly use data about customers, prospective customers and the marketplace to manage their businesses. Recent advances in information technology have allowed data to be accessed and processed more cost effectively into useful strategic information and shared more efficiently within an organization. This has caused many companies to invest in managing and maintaining their own internal data and integrating their data with external data sources to improve business decision-making.

   The combination of recent advances in information technology, ever increasing amounts of raw data and changing household and population profiles has spurred a transition from traditional advertising by mass media to targeted one-to-one marketing. Database marketing services analyze data in data warehouses to allow companies to engage in one-to-one marketing. Businesses are increasing corporate expenditures allocated to building data warehouses, where information is maintained and analyzed. International Data Corporation projects that the portion of the data warehouse market we serve will grow from $9.4 billion in 1998 to $21.7 billion in 2002, a compounded annual growth rate of approximately 23.3%.

The EagleDirect.com Solutions

   Through customer-specific, secure Web sites, we meet the unique and specific needs of businesses' print procurement and marketing departments.
EagleDirect.com provides comprehensive, real-time online solutions that reduce many of the inefficiencies associated with:

  . the error-prone, time-consuming and labor-intensive traditional general commercial printing process;

  .  creating and populating data warehouses;

  .  direct mailing;

  .  product storage and fulfillment; and

  . creating, delivering, tracking and analyzing the results of one-to-one marketing.

 Print Solutions

   Our clients may use our Internet-enabled print procurement solutions to order printed business materials, including marketing materials and general office products. We offer customer-specific menus that enable a user to access a digital catalog of standard printed business materials that may include photographs, brochures, posters, product catalogs, price sheets and business supplies, along with other custom-printed business material--from direct mail to stationery and business cards. Our printing procurement solutions offer the following key features:

   Integration with
   Marketing Databases.......  Our clients have the ability to combine customer-specific printed marketing materials with the information contained in marketing databases to improve the effectiveness and efficiency of their marketing processes.

   Efficiency................  Our online procurement systems are designed to allow clients to create, modify, proof, and order customer-specific printed business materials from their desktops on a real-time basis, reducing inefficiencies traditionally associated with general commercial printing.

   Accuracy..................  Our system allows users to enter, proof, update and maintain their information online. We believe our solutions reduce errors associated with data reentry, typesetting and the inadvertent use of outdated document versions.

   Technology and
   Production................  Our automated system routes print-ready files directly to either our printing facility or the printing facilities of Mail-Well or Master Graphics. This eliminates typesetting and other labor intensive pre-press manufacturing steps. Our relationships with Mail-Well and Master Graphics allow us to rapidly deliver high-quality printed business materials from more than 100 printing facilities.

 Marketing Solutions

   Our Internet-enabled marketing solutions allow our clients to retain and increase the value of existing customers and acquire new customers by focusing investment resources on those customers with the greatest current and potential value. Our marketing solutions offer the following key features:

   Performance Measurement...  We have expertise in designing performance tracking and measurement methodologies that are integrated with our direct mail, fulfillment and database systems. By measuring marketing performance, our clients are able to measure return on marketing investment and fine-tune the performance of marketing programs.

   Data Warehousing and
   Modeling..................  Data warehousing involves pulling data from disparate client marketing files and
                               commercially available consumer lists into an integrated database. Data modeling enables our clients to predict the results of a direct marketing product or service offering and to quantify and measure the return on their marketing investment.

   Real-time Information.....  Using our proprietary software, we create an
                               Internet link between our clients' database mainframes and our systems so that any update to consumer information is automatically transmitted to our systems. Since marketing analysis is performed on our systems rather than our clients' systems, the analysis does not result in downtime or delays in our clients' systems.

   Comprehensive Solution....  Our comprehensive offering of software, data management and consulting services helps businesses develop and implement more effective direct marketing programs.

 Increased Marketing
 Velocity....................  Our systems create fully-automated marketing campaigns, allowing clients to develop
                               customized communications triggered by:

                               . specific events such as cancellations of service, changes in spending patterns or customer complaints status;

                               .  customer characteristics such as age,
                                  income, presence of children and buying
                                  behavior; or

                               .  dates such as birth dates or contract
                                  renewal dates.

                               Our systems enable businesses to reduce
                               dramatically the cycle time from planning through design, execution and measurement of campaigns, to better respond to competitive and market pressures and to quickly evaluate new campaigns.

   We believe that our unique Internet-enabled integration of all critical marketing and purchasing activities will decrease the possibility of print errors and reduce the time associated with procuring printed business materials from several days to minutes and creating a direct mail program from weeks to hours.

Business Strategy

   Our objective is to be a single-source provider of our Internet-enabled services to businesses' print procurement and marketing departments. The key elements of our strategy are to:

  . Rapidly add new customers through increased direct sales efforts and strategic alliances. In October 1999, Master Graphics transferred to EagleDirect.com 10 people from Master Graphics' national sales force, bringing our total sales force to 20 people. In addition, through our strategic relationships, we have the ability to leverage Master Graphics' sales force, Claritas' cable television and telecommunications sales force and NCR Systemedia Group's sales force, which total approximately 370 people. We believe that a significant portion of these outside sales people will have the ability and desire to market our Internet-enabled solutions to their customers. Please refer to the discussion under "Strategic Relationships and Alliances" for a more complete description of our relationships with Master Graphics, Claritas and NCR.

  . Cross-sell our comprehensive suite of services to existing clients. Currently, EagleDirect.com has more than 200 active clients. We believe that substantial opportunity exists for us to sell additional Internet-enabled products and services to our existing clients. Our strategy is to become the single-source provider of printed business materials and marketing services to our clients. We intend to accomplish this goal by selling additional products and services through our existing sales relationships and by developing new sales relationships with our clients.

  . Maintain product and technology leadership through continuing development and innovation. We intend to continue to improve our technology to meet the evolving needs of our clients. We will continue to develop, purchase or license technological advancements for our print procurement and marketing solutions to enhance their reliability, functionality and ease of integration with existing or newly developed systems.

  . Capitalize on market position and build brand recognition. We intend to capitalize on the fact that we are one of the first companies to offer comprehensive e-commerce solutions for print procurement and marketing. In addition, we will pursue strategic relationships with industry leaders, such as Mail-Well, Master Graphics, Claritas and NCR, to accelerate market awareness and demand for our e-commerce solutions. We also intend to pursue an aggressive brand development strategy through targeted advertising and promotions, press coverage and participation in trade associations and industry events.

Strategic Relationships and Alliances

 Mail-Well, Inc.

   We have formed a strategic alliance with Mail-Well, Inc., one of the largest general commercial printing companies in the United States. Mail-Well has a network of more than 100 printing facilities located throughout North America that are staffed by more than 12,000 employees. Our strategic alliance allows us to use Mail-Well's printing facilities when appropriate based on geography, pricing, timing and other factors. Mail-Well has agreed to provide us with favorable pricing terms.

 Master Graphics, Inc.

   Our parent company, Master Graphics, Inc., is also one of the largest general commercial printing companies in the United States. Master Graphics has a network of 19 printing facilities located across 15 states that are staffed by more than 2,000 employees. We intend to capitalize on our relationship with Master Graphics in two key areas: (1) sales and marketing and (2) production facilities. We are training the Master Graphics sales force about the benefits our Internet-enabled solutions can offer their 10,000 customers. In addition, we will have access to Master Graphics' printing facilities to meet the production requirements of our clients. Master Graphics has electronically linked each of its facilities so that we will be able to track each order through the production and delivery process. Master Graphics has agreed contractually to provide us with pricing no less favorable than it offers its largest customer.

 Claritas

   In June 1999, we formed a marketing alliance with Claritas, a subsidiary of VNU, to co-develop and sell marketing products and services to the cable television industry. Claritas is a leading provider of industry-specific marketing information and analysis solutions. Our alliance with Claritas offers cable operators improved marketing results through a unique combination of real-time access to customer billing information, household-level data, industry-specific benchmarks, one-to-one marketing communications and performance measurement systems. In the future, we intend to expand our marketing alliance with Claritas to include other industries such as banking, insurance, telecommunications and utilities.

 NCR Corporation

   In March 1999, Master Graphics entered into a strategic alliance with the Systemedia Group of NCR Corporation to sell general commercial printing to national accounts. In October 1999, this alliance was expanded to encourage NCR Systemedia Group's sales force to sell our Internet-enabled solutions to NCR Systemedia's customers. We will give NCR Systemedia Group salespeople online access to our system to enable them to quote prices for printing jobs using our network of printers and track those printing jobs to completion. The NCR Systemedia Group develops, produces and markets business forms for all industries.

Customers

   Our target clients are the marketing departments of medium to large sized companies across the United States. We have approximately 200 active customers. Our top ten customers made up 43% of our business during 1998.

   The following are case studies of J.D. Edwards, Gates Rubber Company, Cherry Creek Mortgage and Marcus Cable, four clients that have adopted our Internet-enabled solutions:

   J.D. Edwards--A worldwide software company with approximately $1 billion in 1998 revenue and over 4,000 employees, one third of whom are employed outside of the United States.

Problem                    EagleDirect.com Solution   Results
_________________________  _________________________  _________________________

 .  hundreds of locations   .  implemented online      .  reduced the time and
   independently ordered      ordering system;           costs of production
   letterhead,                                           through instant
   envelopes, business     .  created corporate-         online ordering,
   cards and other            wide print and design      proofing and
   business                   standards;                 tracking;
   communication
   materials;              .  established just-in-    .  increased order
                              time print delivery        accuracy;
 .  program costs were         to eliminate storage
   escalating due to          and excess inventory    .  better allocation of
   small quantities           and reduce                 printing costs among
   being ordered and the      procurement costs;         separate departments;
   dedicated man-hours        and
   necessary to perform                               .  eliminated inventory
   the ordering and        .  increased invoicing        costs with just-in-
   tracking at each           efficiency with use        time print delivery
   location; and              of passwords for cost      solutions; and
                              center control.
 .  ink color, price,                                  .  established
   paper quality and                                     uniformity among
   corporate design                                      locations.
   varied by location.

   Gates Rubber Company--A worldwide manufacturing company with over 24,000 employees, 70 factories and 20 distribution centers in 18 countries.

Problem                    EagleDirect.com Solution   Results
_________________________  _________________________  _________________________

 .  hundreds of             .  implemented online      .  reduced ordering,
   distributors, product      ordering system that       shipping and
   representatives and        reduced the order          production costs;
   sales people               cycle from weeks to
   demanding that             days;                   .  increased order
   marketing materials                                   accuracy to 99.98%,
   be supplied in          .  stabilized costs by        reduced required
   short amounts of           simplifying ordering       personnel and
   time;                      procedures; and            decreased overall
                                                         procurement to
 .  program costs were      .  reduced costs              delivery time from an
   increasing due to          associated with rush       average of two weeks
   rush orders and            orders and priority        to 72 hours; and
   priority shipping and      shipping through
   as a result of             online reporting and    .  reduced accounting
   lengthy procurement        automatic                  time by 95% due to
   process; and               notifications.             online reporting.

 .  internal procurement
   systems created
   costly bottlenecks
   and late orders.

   Cherry Creek Mortgage--A large independent mortgage company in Colorado, serving local, national and wholesale markets.

Problem                    EagleDirect.com Solution   Results
_________________________  _________________________  _________________________

 .  Cherry Creek Mortgage   .  worked with CCMC's      .  built customized Web
   needed to cultivate        advertising agency         site with real-time
   customer loyalty and       to create marketing        database integration;
   grow its business;         campaign using
                              regional and national   .  positive response by
                              channels;                  loan officers; and

 .  processes relating to   .  provided loan
   customer retention         officers with an        .  automated marketing
   and referral program       online marketing           programs, increased
   were not working           solution to increase       accuracy and speed of
   effectively; and           program                    processes and lowered
                              participation;             overall printing
 .  marketing activity                                    cost.
   and return on           .  simplified the
   investment were            marketing process to
   difficult to track         allow loan officers
   and measure.               to create marketing
                              campaigns online; and

                           .  monthly reporting
                              and billing
                              to individual loan
                              officers based on
                              performance.

   Marcus Cable--Marcus Cable was one of the ten largest cable operators in the United States, serving over one million customers on 35 cable systems in 12 states. Recently, Marcus merged into Charter Communications. EagleDirect.com has continued to provide solutions to Charter since the merger.

Problem                    EagleDirect.com Solution   Results
_________________________  _________________________  _________________________

 .  Marcus Cable set        .  developed campaign      .  final marketing,
   extremely aggressive       strategy and               segmentation and
   performance goals          completely designed        creative plans were
   before merger;             the first of four          approved in two days
                              mailers on first day;      using Internet
 .  company-wide                                          systems;
   marketing initiative    .  developed unique
   demanded rapid             marketing materials     .  first wave of mail
   development of two         without having to          was sent out within 6
   waves of direct mail       create a printed           days; and
   in 6-week time frame;      draft;

 .  4 different direct      .  proofs were sent to     .  internet solutions
   mail efforts, with         the client on-line         resulted in improved
   combined volume of         for approval; and          accuracy and delivery
   nearly 3 million                                      time.
   units; and              .  people in three
                              different cities
 .  the first 750 million      participated in
   units of mail needed       reviewing and
   to be designed,            approving the
   printed, and mailed        marketing materials,
   in less than 7 days.       looking at PDF
                              images.


Sales and Marketing

   We market and sell our print procurement and marketing solutions through a combination of our direct sales force, telemarketing sales, and our recently created strategic relationships with Master Graphics, Claritas and NCR. Our sales and marketing approach is designed to help businesses understand both the strategic and technical benefits of our solutions through one-on-one education and training. In addition, we conduct a variety of marketing programs to educate our target market, create awareness and attract customers.

   We believe that we can establish and maintain long-term relationships with our clients and encourage repeat purchases if, among other things, we have good account management, customer support and service. Our customer support and service personnel handle general customer inquiries and basic technical questions, answer customer questions about the ordering process and investigate the status of orders, shipments and payments. We have automated some of the tools used by our customer support and service staff. At any time in the purchasing process, a customer can access our support staff by fax or e-mail by following prompts located throughout our Web site or by calling our support center through our toll free telephone line.

   As of October 1, 1999, we had 31 sales and account management personnel to support our direct sales efforts. We intend to increase the size of our sales and account management force to sell to and support medium-to large-sized businesses as we promote new business development efforts and expand our Internet-enabled product and service solutions in print production and direct marketing.

Privacy

   The growth of e-commerce and companies wanting consumer information means that we must work hard to guarantee that our policies offer individuals the protection to which they are entitled. We have put in place guidelines regarding the protection of consumers' privacy rights. Our multi-level security systems are designed to ensure that only authorized clients can access our data.

Technology

   Our programmers and technical personnel combine our proprietary software with off-the-shelf software products to create customer-specific Web sites, automated data collection systems, systems that replicate our customers' databases onto our system, online database marketing and print procurement systems, mailing systems, laser generated imaging systems and fulfillment systems that satisfy the unique needs of our clients.

 Security

   During the login and authentication process, using encryption and secure Web sites, the user name and password are checked against the client's user database. If the user name and password are correct, the user is granted access and the appropriate business rules for that user are loaded. Each client determines the business rules that will apply to various users in the client's organization. The business rules determine the actions that a particular user may take on the Web site. Typical business rules include the following: which product lines and inventory the user can access; quantities the user can order; whether the user can download electronic versions of the item; and which shipping methods are available.

 Print Procurement

   Print procurement is becoming a frequently used feature of our suite of Internet-enabled solutions. If a client uses only our Internet-enabled print procurement solution, we build a customized, secure Web site for that client. The print procurement section of the Web site contains a customized catalog of the client's print products and our client's predetermined business rules. Each customer-specific Web site provides the client with a high level of security, ease of navigation, order management and administrative controls. Clients can access all of the print procurement functions on their Web sites using standard browser software. Our online print procurement systems:

  . provide a user with a digital catalog of printed business materials that user is authorized to order;

  . prompt the user through a series of pull-down menus to customize the printed business materials;

  . provide online pricing based on a matrix of pre-determined services and products;

  . create and render in real time an on-screen proof of the document for approval;

  .  submit the order into the manufacturing queuing system; and

  . prepare a PostScript or PDF file to be delivered to the printing facility preparing the end product.

 Database Marketing

   The technology we use in our database marketing solutions varies depending on the size and complexity of the system we build for our clients. The most critical step of building and maintaining database marketing systems is initiating the stream of customer data into our system. Our proprietary Data Harvester(TM) system automates the process of pulling data and customer events from disparate client marketing files into our integrated database. Our system also allows our clients to determine the reports and notifications concerning their customers that help optimize marketing efforts. Our systems minimize the computer and labor resources our clients would otherwise use to program and physically extract data from their computers and reduce the possibility of human error present in traditional data warehouse systems by capturing customer events, such as cancellations of service and changes in buying behavior, as they happen and copying them to our database marketing system. We call this process "automatic marketing" because predetermined actions will be taken by our system when specified customer events occur. By using technologies such as Microsoft SQL, dedicated point-to-point data circuits, and proprietary software systems, we offer access to marketing data that will enable our clients to react quickly to events affecting their customers or markets.

 Comprehensive Solution

   By integrating the print procurement and database marketing systems, we offer our clients fully automated marketing systems that optimize print production, market segmentation, and measurement of return on their marketing investment. Our system is customized to the needs of our clients and can be configured to trigger marketing actions upon pre-determined customer events. We combine the technology of high speed laser printers, integrated postal processing and automated data processing with our print procurement and database marketing systems to automate one-to-one marketing communications and reduce dramatically the time necessary to execute effective marketing campaigns.

Product Development

   Our future success will depend on our ability to maintain and develop competitive technologies, to continue to enhance our current products and services, and to develop and introduce new services that meet changing conditions, including evolving client needs, new competitive service offerings, emerging industry standards and rapidly changing technology in a timely and cost-effective manner. The product development team has expertise in database systems, network technology, digital print imaging systems, Internet protocols and security, and computer-integrated manufacturing. Product development expenses were $214,976 in 1996, $285,910 in 1997, $424,363 in 1998, and
$252,900 for the six months ended June 30, 1999. We expect to continue our product innovation and maintain our leadership position by substantially increasing investments in research and development.

Intellectual Property

   Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of copyright, trademark and trade secret laws and contractual restrictions to establish and protect the proprietary aspects of our technology. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code.

   Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. Any resulting litigation could result in substantial costs and diversion of resources and could have a material, adverse effect on our business operating results.

   Our success and ability to compete are also dependent on our ability to operate without infringing upon the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed.

Competition

   The market for business-to-business e-commerce and Internet ordering and purchasing is new and rapidly evolving, and competition is intense and is expected to increase significantly in the future. Barriers to entry are relatively insubstantial. We believe that the critical success factors for companies seeking to create Internet business-to-business e-commerce solutions include the following:

  .  quality and reliability of the Internet solution;

  .  infrastructure to support activities;

  .  access to capital to finance product development and marketing efforts;

  .  breadth and depth of product offerings;

  .  marketing, selling and brand recognition;

  .  strategic partnerships;

  .  installed base of customers;

  .  experience; and

  .  ease of use and convenience.

   The market for printed business materials is intensely competitive. We compete primarily with general commercial printers, which are either independent or owned by print industry consolidators. The U.S. general commercial printing industry is highly fragmented, with over 24,000 general commercial printers.

   Traditional general commercial printers often have long-standing relationships with customers. We face substantial challenges in convincing businesses to consider alternatives to their traditional printer. In addition, printers typically have extensive local sales forces that regularly canvass and solicit businesses in the areas they serve. General commercial printers compete primarily on product pricing, product and service quality. To attract new customers and retain our existing customers, we must compete effectively in each of these areas. Imagex.com, Inc. is our primary competitor that offers Internet-enabled print procurement solutions.

   The database marketing industry in which we operate is highly competitive, with no single dominant competitor. Within the industry, there are database marketing service providers, analytical data application vendors, enterprise software providers, systems integrators, consulting, market research and advertising firms, list brokerage/list management firms and teleservices companies. Many firms offer a limited number of services within a particular geographic area, and several participants offer a broad array of information services on a national or international basis. Competition is based on the quality and reliability of products and services, technological expertise, historical experience, ability to develop customized solutions for clients, processing capabilities and price. Competitors in the data warehousing and database services and mailing list processing sectors include Acxiom, Harte-Hanks, Metromail, Experian, Dynamark, Epsilon and KnowledgeBase Marketing.

   Many of our current and potential future competitors have or may have substantially greater financial, marketing and other resources than we do. As a result, they may be able to market their products, services and branding more aggressively than we are able to, and may be able to significantly undercut our pricing for extended periods of time. They may also be able to respond more quickly and effectively to emerging new technologies and to changes in customer requirements and preferences.

Employees

   As of October 1, 1999, we employed 138 persons. We are not subject to any collective bargaining agreement, and we believe that our relationship with our employees is satisfactory.

Facilities

   Our principal executive offices are located in Denver, Colorado. Our lease for approximately 80,000 square feet at this location expires in 2015. We lease our offices from KIMCO, a Colorado general partnership. Howard Harris, our President and Chief Executive Officer, is a general partner of KIMCO. See "Certain Transactions" for a description of the terms of this lease. In addition, we lease a 40,000 square foot warehouse facility in Denver, Colorado from an unrelated third party. After completion of this offering, we intend to lease additional space in the Denver, Colorado area. We will locate our research and development personnel and selected equipment at this new facility.

Legal Proceedings

   We are not a party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

   The following table presents information about our executive officers and directors:

Name                       Age                     Position
----                       ---                     --------
Howard J. Harris..........  50 President, Chief Executive Officer and Director
Joel I. Susel.............  42 Senior Vice President of Business Development
Gerald V. Harris..........  74 Senior Vice President of Administration
David E. Born.............  44 Vice President of Database Marketing and Analysis
Charles S. Oliver.........  34 Vice President of Technical Coordination
Myles J. Joyce............  52 Vice President of Sales
John P. Miller............  45 Director
George W. Bryan...........  55 Director
Richard Gorelick..........  60 Director
Jack Soden................  53 Director

   Howard J. Harris joined us in 1974 as Vice President of Marketing and Design. In 1984, he was promoted to his current position of President and Chief Executive Officer. Mr. Harris is also a member of our board of directors. Before joining us, Mr. Harris was responsible for marketing and design at ABT Associates, a government supported think tank in Cambridge, Massachusetts. Before joining ABT, Mr. Harris worked for JFN Associates, a New York-based design firm, where he was responsible for creating computer-assisted systems to be used for space planning and interior design. Mr. Harris received a Bachelor of Fine Arts degree from the Kansas City Art Institute and a Masters of Industrial Design from the Pratt Institute in Brooklyn, New York. Mr. Harris is the son of Gerald V. Harris.

   Joel I. Susel joined us in 1991 as Vice President of Marketing. In 1997, he was promoted to his current position of Senior Vice President of Business Development. Prior to joining us, Mr. Susel spent five years with United Artists Cable where he was responsible for national direct marketing, advertising and consumer research. Prior to that, Mr. Susel spent three years with Pepsi USA where he helped develop information-based marketing strategies that utilized scanner tracking information and planned new product introductions. Mr. Susel also spent two years in general management consulting with Booz-Allen & Hamilton, Inc. Mr. Susel received a Bachelor of Arts degree in Economics from Claremont McKenna College and a Masters of Business Administration from the Harvard Business School.

   Gerald V. Harris was our president and chief executive officer from 1957 to 1984. Currently, Mr. Harris serves as our Senior Vice President of Administration. Mr. Harris received an undergraduate degree in marketing and sales from the University of Denver. Gerald V. Harris is the father of Howard
J. Harris.

   David E. Born serves as our Vice President of Database Marketing and Analysis. Mr. Born joined us in 1992 as our Director of Database Marketing. Prior to joining us, Mr. Born worked for both United Artists Cable and Daniels and Associates where he was involved in the development and introduction of several new cable industry products. Before joining United Artists, Mr. Born served as a manager of US West's Research and Statistics group, where he tracked customer satisfaction and attitudes and assessed demand for various telephony products. Mr. Born graduated from the University of Iowa with an undergraduate degree in psychology and a Masters of Business Administration.

   Charles S. Oliver serves as our Vice President of Technical Coordination. Mr. Oliver joined us in 1990 as a Computer Services Manager and was promoted to his current position in 1997. Mr. Oliver received a degree in Computer Science and Economics from the University of Colorado at Boulder.

   Myles J. Joyce serves as our Vice President of Sales. Mr. Joyce joined us in 1996 as our Director of National Accounts. Mr. Joyce was promoted to his current position in 1997. From 1989 to 1996, Mr. Joyce served as Sales Manager for CFG Industries, a Denver-based printing company. Mr. Joyce attended Richard J. Daly College in Chicago.

   John P. Miller is President and Chief Executive Officer of Master Graphics, our parent company, and a member of our board of directors. Prior to assuming his positions with Master Graphics, Mr. Miller was the Chairman of the Board of Directors and Chief Executive Officer of B&M Printing from December 1992 to June 1997. Prior to 1992, Mr. Miller was a financial consultant, developer and operator of businesses in the lodging, medical services and hospitality industries. Mr. Miller received a Certified Financial Planner's degree following his undergraduate studies at Louisiana State University.

   George W. Bryan is a member of our board of directors. Mr. Bryan is Chief Executive Officer of Sara Lee Foods in Memphis, Tennessee. Prior to being appointed to his current position, Mr. Bryan was Senior Vice President at Sara Lee Corporation. Mr. Bryan is currently a member of the board of directors of Union Planters Corporation. Mr. Bryan graduated from Mississippi State University in 1967 with a degree in Business Administration.

   Richard Gorelick is a member of our board of directors. Mr. Gorelick is president of Gorelick and Associates, Inc., a consulting firm working exclusively within the graphic arts industry. Mr. Gorelick is also president of the Graphic Arts Sales Foundation, a training organization in the graphic arts industry. Mr. Gorelick has over thirty years of experience in the printing and publishing industry. Before joining Gorelick and Associates, Mr. Gorelick was Vice President of Sales and Marketing for Braceland Industries from 1980 through 1983. Mr. Gorelick received a Bachelor of Arts degrees in Journalism, Political Science and Humanities from the University of Missouri.

   Jack Soden is a member of our board of directors. Mr. Soden is President and Chief Executive officer of Elvis Presley Enterprises, Inc. Mr. Soden joined Elvis Presley Enterprises in 1981 and was named CEO in 1991 and President in 1998. Elvis Presley Enterprises is responsible for the management and marketing of the Elvis Presley name. Prior to joining Elvis Presley Enterprises, Mr. Soden worked as an investment banker.

Classes of Directors

   Under the terms of our articles of incorporation, the board of directors has been divided into three classes: Class I, Class II and Class III. Members of each class hold office for staggered three-year terms. At each annual meeting of shareholders, the shareholders will elect the successors to the directors whose terms are expiring to serve from the time of their election and qualification until the third annual meeting of shareholders following their election or until a successor has been duly elected and qualified. Messrs. Miller and Soden are Class I directors whose terms expires at the 2000 annual meeting of shareholders. Messrs. Harris and Bryan are Class II directors whose terms expire at the 2001 annual meeting of shareholders. Mr. Gorelick is a Class III director whose term expires at the 2002 annual meeting of shareholders.

Board Committees

   The board of directors recently created an audit committee and a compensation committee. The audit committee will review accounting practices and procedures, the scope of the financial statement audit and recommend the employment of the independent auditors. The members of the audit committee are Messrs. Bryan and Gorelick. The compensation committee will evaluate and approve the compensation policies for the executive officers and will administer our employee benefit plans. The members of the compensation committee are Messrs. Bryan and Gorelick.

Director Compensation

   Upon completion of this offering, each non-employee director, other than Mr. Miller, will be granted a fully-vested option to purchase 50,000 shares of our common stock at the initial public offering price. Additionally, each non-employee director, other than Mr. Miller, will be granted an option to purchase 10,000 shares of our common stock upon the date of the first board meeting in the second calendar quarter of each year. The options will vest immediately and will have an exercise price equal to the fair market value of the common stock on the grant date. Each non-employee director will be paid $1,000 for each directors or committee meeting he attends. We will reimburse all directors for expenses they incur to attend directors' meetings.

Compensation Committee Interlocks and Insider Participation

   Before this offering, we did not have a compensation committee, and compensation decisions were made by the full board of directors. Upon completion of this offering, the compensation committee will make all compensation decisions. No interlocking relationship exists between the board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Executive Compensation

   The following table sets forth summary information concerning the compensation we paid for services rendered to us during 1998 by our chief executive officer and each of our other four most highly compensated executive officers.

                           Summary Compensation Table

                                                       Annual Compensation
                                                  -----------------------------
                                           Fiscal                  Other Annual
Name and Principal Position                 Year   Salary   Bonus  Compensation
---------------------------                ------ -------- ------- ------------
Howard J. Harris.........................   1998  $167,904     --     $9,668
 President and Chief Executive Officer
Joel I. Susel............................   1998   230,577     --      3,408
 Senior Vice President of Business
 Development
Gerald V. Harris.........................   1998   159,872     --      8,946
 Senior Vice President of Administration
David E. Born............................   1998   118,391     --      4,182
 Vice President of Database Marketing and
 Management
Myles J. Joyce...........................   1998   112,724     --      2,188
 Vice President of Sales

Stock Options

   We have never granted any stock option or other compensatory right to acquire our common stock. Please refer to the discussion under the caption "Prospectus Summary--The Offering" and "Shares Eligible for Future Sale--Stock Options" for a description of options we intend to grant at the completion of this offering.

Employment Agreements

   Agreement with Howard Harris. Under a 5 year employment agreement dated October 1, 1999, Mr. Harris serves as our President and Chief Executive Officer. Under the terms of this agreement, Mr. Harris must devote substantially all of his time and attention during business hours to our affairs and to perform such duties and responsibilities as assigned to him by our board of directors. He must also cooperate with us in any legal actions in which we are a party and maintain the confidentiality of our affairs both during and after his employment. With limited exceptions, Mr. Harris has agreed not to compete with us for up to one year (or the remaining term of his contract) after his employment is terminated, depending upon the circumstances of the termination. Our agreement with Mr. Harris may be extended for successive one year periods unless either party gives notice not to extend the agreement.

   Mr. Harris' initial base salary will be $225,000. His salary will be reviewed annually and is subject to change each year based on our board's determinations. Mr. Harris' salary may not be decreased by more than 5% from his base salary in the prior year. Mr. Harris is also entitled to receive incentive awards of up to 100% of his base salary based on certain performance targets set by the compensation committee of our board of directors. Mr. Harris may participate in all benefit programs available to our salaried employees. In addition, we will maintain a life insurance policy on Mr. Harris' behalf for the duration of his employment for the benefit of the beneficiary that he selects.

   Our employment agreement with Mr. Harris may be terminated at any time. If we terminate Mr. Harris' employment without cause, we are required to pay him a lump sum equal to 200% of the sum of his base salary and the annual average incentive award that he received in the prior two years. If we terminate Mr. Harris' employment without cause when we have undergone a change in control, we will pay Mr. Harris at least 299% of the sum of his base salary and the annual average incentive award that he received in the prior 2 years. Any stock options granted to Mr. Harris will be exercisable in accordance with the terms of the stock option agreement. If Mr. Harris' employment is terminated for a valid reason or if he resigns his employment with us, we will only be required to pay any unpaid base salary that is owed to him and any incentive compensation pro rated for the period during which he was employed by us.

   In the event of Mr. Harris' death, our obligations under the agreement will terminate except to the extent of any unpaid base salary and any incentive compensation payable on a pro rata basis for the year of death. In the event of Mr. Harris' disability, we will continue to make payments under the agreement. If his disability continues for three months, we may terminate the employment agreement and continue to pay to him his base salary for a period of six months. During the period of his disability and during which he is receiving payments from us, Mr. Harris will continue to perform his duties under the agreement to the extent that he is physically and mentally able to do so.

Employee Benefit Plans

 1999 Equity Compensation Plan

   In October 1999, our board of directors adopted and our shareholder approved the 1999 Equity Compensation Plan and reserved 1,700,000 shares of common stock for issuance under the plan. By encouraging stock ownership, we seek to encourage our employees, officers, directors, advisers and consultants to devote their best efforts to our economic success. Under the plan, our employees, officers, directors, advisers and consultants may be granted:


  . incentive stock options, which are stock options that qualify for preferential treatment under section 422 of the Internal Revenue Code;

  . non-qualified stock options, which are stock options that do not qualify for such treatment under Section 422 of the Internal Revenue Code;

  . stock appreciation rights, which allow an optionee to surrender its stock options for payment; and

  .  shares of stock subject to restrictions.

   The plan may be administered by our board of directors or a committee appointed by the board of directors. The committee will have full power, authority and discretion to administer and interpret the plan, to make factual determinations with respect to the plan and to adopt and amend the rules, regulations and agreements necessary to conduct the plan. In determining who will be granted an award under the plan and the number of shares to be granted, the committee may take into account the nature of services rendered, the types of responsibilities borne, the present and potential contributions to our success and any other factors that the committee deems relevant.

   Incentive stock options may be granted only to our employees, while non-qualified stock options may be granted to any of the other eligible persons. The option price of an incentive stock option may not be less than the fair market value of the underlying shares of common stock on the date that the option is granted. The option price of any non-qualified stock option will be determined in the committee's sole discretion and may be greater than, less than or equal to the fair market value of the underlying shares of common stock on the date that the non-qualifying stock option is granted. The committee will determine the term of each option provided that the term does not exceed ten years. With respect to incentive stock options granted to holders of 10% of the total combined voting power of our stock, the option price per share may not be less than 110% of the fair market value of common stock on the date that the option was granted and the term may not exceed five years. Options are exercisable in accordance with the terms and conditions of the plan as determined by the committee.

   Stock appreciation rights may be granted under the plan to the holder of an option either at the time the option is granted or at any time after the option is granted as long as it is during the period when stock appreciation rights may be granted under the plan. Any stock appreciation rights will be subject to the terms and conditions of the committee as specified in the agreement with respect to the award. Upon exercise of any stock appreciation rights, the grantee will receive cash, our common stock, additional options or a combination thereof, to be determined in the sole discretion of the committee. When any stock appreciation rights are exercised, any options surrendered with respect to the stock appreciation rights will no longer be exercisable.

   The committee may grant restricted stock to such grantees in the amounts and under the terms that it deems appropriate. Restricted stock will be subject to restrictions on transfer, alienation, vesting, forfeitability and such other restrictions as determined by the committee. Such restrictions may lapse separately or in combination at such times and under such circumstances as specified by the committee. Generally, the holder of restricted stock will have the right to vote the restricted stock and to receive dividends with respect to the stock until the shares are forfeited.

   In the event that we merge with another company or our control otherwise changes, unless the committee determines otherwise, all outstanding awards will become fully exercisable. If we are not the surviving corporation, all outstanding awards that are not exercised will be assumed by or replaced with comparable options of the surviving corporation. If our control changes, the committee may require that grantees surrender their outstanding awards in exchange for payments from us in cash or common stock in an amount by which the then fair market value of the shares of common stock subject to the grantee's outstanding awards exceeds the option price.

   The board may amend or terminate the plan at any time provided that if the common stock becomes publicly traded, shareholder approval will be obtained if it is required by section 162(m) of the Internal Revenue Code. In any event, the plan will automatically terminate 10 years after its effective date.

1999 Non-Employee Director Stock Option Plan

   In October 1999, our board of directors adopted and our sole shareholder approved the 1999 Non-Employee Director Stock Option Plan and reserved 300,000 shares of our common stock for issuance under the plan. The purposes of the plan are to:

  . promote a greater identity of interest between our non-employee directors and our shareholders;

  . provide non-employee directors with an additional incentive to manage us effectively and contribute to our success; and

  . provide a form of compensation that will attract and retain highly qualified individuals as members of our board of directors.

   Any director who is not our employee or the employee of any of our subsidiaries is eligible to participate in the plan.

   The board of directors will administer the plan and have discretionary authority to determine the details of each stock option agreement, to interpret, prescribe, amend and rescind rules relating to the plan and to make all other decisions for the plan's effective administration.

   The board of directors will determine from time to time the non-employee directors to be granted options, the number of shares of common stock subject to the options and the terms and conditions with respect to the options. The terms of each option may be not greater than 10 years from the date that the option is granted. An option's exercise price will be equal to 100% of the fair market value of the shares of common stock on the date the option is granted.

   In the event that there is a stock split or other change in our capitalization, the number of shares covered by each outstanding option and the purchase price per share shall be proportionately adjusted as a result of the change in the number of shares of common stock outstanding. If we merge with another company or if our control otherwise changes, any option awarded under the plan will become fully exercisable. If our control changes, our board of directors may, in its sole discretion, direct us to cash out all outstanding options at the highest price per share of common stock paid or offered in any bona fide transaction related to a change in control at any time during the 60-day period immediately preceding the occurrence of the control change.

   Grants and awards under the plan are nontransferable other than by will or the laws of descent and distribution (where there is no will in place) or as approved by the board of directors on a case by case basis.

 401(k) Plan

   We sponsor a profit sharing plan with a Section 401(k) option intended to qualify under Section 401 of the Internal Revenue Code of 1986. Participants may make pre-tax contributions to the plan, subject to statutorily prescribed annual limits. We match eligible contributions at a rate of 20%. Participant contributions are held in trust as required by law. The Board of Directors may authorize additional contributions of up to 15% of eligible employee compensation. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

                       RELATIONSHIP WITH MASTER GRAPHICS

   Eagle Direct, Inc. was formed on February 15, 1957. From February 15, 1957 to April 27, 1999, Eagle Direct operated as an independent general commercial printing company. On April 27, 1999, Premier Graphics acquired all of the outstanding common stock of Eagle Direct, Inc. for approximately $11 million. Premier Graphics is the operating subsidiary of Master Graphics. After the acquisition, Eagle Direct was merged into Premier Graphics. In anticipation of this offering:

  . Master Graphics formed EagleDirect.com, inc. as a subsidiary of Master Graphics in September 1999; and

  . Premier Graphics sold all of the assets formerly owned by Eagle Direct to EagleDirect.com for $11.5 million.

   The separation of EagleDirect.com from Master Graphics will be effected pursuant to a Separation Agreement and other ancillary agreements that will govern various interim and ongoing relationships between EagleDirect.com and Master Graphics. These agreements relate to the acquisition of our assets, this offering, the acquisition of printing services from Master Graphics, tax matters and the provision of interim services.

   All of our agreements with Master Graphics were made in the context of a parent-subsidiary relationship and were negotiated within the context of our relationship with Master Graphics. Although we generally believe that the terms of these agreements are consistent with fair market values, we cannot assure you that the prices charged to us, or by us, under these agreements are not higher or lower than the prices that may be charged by, or to, unaffiliated third parties for similar services.

   We have set forth below a summary description of the Separation Agreement and each of the ancillary agreements. This description, which summarizes the material terms of such agreements, is not complete. You should read the full text of these agreements, which have been filed with the SEC as exhibits to the registration statement and of which this prospectus is a part.

Separation Agreement

   The Separation Agreement sets forth our agreements with Master Graphics with respect to the principal corporate transactions required to effect the transfers of assets and assumptions of liabilities necessary to separate our company from Master Graphics, and other agreements governing our relationship thereafter.

 Transfer of Assets and Assumption of Liabilities

   On October 1, 1999, Premier Graphics transferred to us all assets used in or related to the Eagle Direct division of Premier Graphics. In exchange for these assets, we delivered a promissory note in the principal amount of $11.5 million to Premier Graphics. The promissory note bears interest at a rate of 8 1/2% per year. We will use $ of the net proceeds of this offering to repay a portion of the promissory note. The remaining portion of the promissory note will be payable in equal quarterly installments of principal plus accrued interest and will mature five years from the closing of this offering. Premier Graphics did not make any representation or warranty with respect to any assets transferred to us. At the time of the transfer, we assumed all liabilities associated with the operation of the Eagle Direct division of Premier Graphics.

 Indemnification

   We have agreed to indemnify Master Graphics against any losses, claims, damages or liabilities arising from the liabilities transferred to us and the conduct of our business after October 1, 1999. Master Graphics has agreed to retain and indemnify us against any losses, claims, damages or liabilities arising from the conduct of our business prior to October 1, 1999.

 Covenants

   After the offering, Master Graphics will continue to own a significant portion of our common stock. We have agreed that, for so long as Master Graphics is required to consolidate our results of operations and financial position or account for its investment in our company, we will provide Master Graphics financial information regarding our company, including copies of all quarterly and annual financial information and other reports and documents we intend to file with the SEC prior to such filings, as well as final copies upon filing, and copies of our budgets and financial projections, as well as the opportunity to meet with our management to discuss such budgets and projections. We have also agreed to consult with Master Graphics regarding the timing and content of earnings releases and cooperate fully (and cause our accountants to cooperate fully) with Master Graphics in connection with any of its public filings. This covenant is subject to appropriate confidentiality provisions to protect the confidentiality commitments we have made to our customers.

   We have agreed that, for so long as Master Graphics is required to consolidate our results of operations and financial position or account for its investment in our company, we will not change our auditors, which currently are the same auditors as those retained by Master Graphics, without Master Graphics' prior written consent and will use our best efforts to enable our auditors to complete their audit of our financial statements so that they will date their opinion the same date that they date their opinion on Master Graphics' financial statements. We have also agreed to provide to Master Graphics and its auditors all information required for Master Graphics to meet its schedule for the filing and distribution of its financial statements and to make available to Master Graphics and its auditors all work papers related to the annual audit of our company and make available to Master Graphics the personnel who perform the annual audit and our subsidiaries' books and records so that Master Graphics and its auditors may conduct reasonable audits relating to our financial statements. We have also agreed to adhere to certain specified accounting standards and to notify and consult with Master Graphics regarding any changes to our accounting principles and to make any changes to our accounting estimates and principles requested by Master Graphics.

   We have agreed generally to indemnify Master Graphics and its affiliates against all liabilities arising out of any material untrue statements and omissions in this prospectus and the registration statement of which it is a part. However, our indemnification of Master Graphics does not apply to information relating to Master Graphics. Master Graphics has agreed to indemnify us for this information.

 Tax Matters

   We will enter into a tax allocation agreement with Master Graphics to govern the allocation of tax liabilities and to set forth agreements with respect to certain other tax matters. Generally, under the Internal Revenue Code, we will cease to be a member of the Master Graphics' affiliated group if Master Graphics owns less than 80% of our outstanding capital stock.

   For tax periods (or portions thereof) during which we are a member of the Master Graphics consolidated, combined or unitary group, we will be apportioned our share of the group's income tax liability based on our taxable income determined separately from Master Graphics' taxable income. We will pay our calculated taxes to Master Graphics, which will then file a consolidated, combined or unitary return with the appropriate tax authorities. There may be certain U.S. state or local jurisdictions in which we will file separate, not combined or consolidated, income tax returns for such tax periods. In that circumstance, we would file a tax return with the appropriate tax authorities, and pay all taxes directly to the tax authority. We will be compensated for tax benefits generated by our company before tax deconsolidation and used by the Master Graphics consolidated group. We will prepare and file all tax returns, and pay all income taxes due with respect to all tax returns required to be filed by us for all tax periods after we cease to be a member of the Master Graphics consolidated, combined or unitary group.

   Master Graphics is responsible for most U.S. tax adjustments related to EagleDirect.com for all periods or portions thereof ending on or before the effective date of the offering. In addition, we and Master Graphics have agreed to cooperate in any tax audits, litigation or appeals that involve, directly or indirectly, periods prior to the time that we cease to be a member of the Master Graphics consolidated group. EagleDirect.com and Master Graphics have agreed to indemnify each other for tax liabilities resulting from the failure to cooperate in such audits, litigation or appeals, and for any tax liability resulting from the failure to maintain adequate records.

   Notwithstanding the tax allocation agreement, for all periods in which Master Graphics owns or owned 80% or more of our capital stock, we will be included in Master Graphics' consolidated group for federal income tax purposes. If Master Graphics or other members of the consolidated group fail to make any federal income tax payments, we would be liable for the shortfall since each member of a consolidated group is liable for the group's entire tax obligation.

Transition Services Agreement

   We have entered into a transition services agreement with Master Graphics. Under this agreement, Master Graphics will provide us with various services relating to employee payroll and benefits, use of facilities, certain management information systems, insurance coverage and other administrative services. Master Graphics will provide us with these services for a period of up to 2 years.

   The agreement requires us to use all commercially reasonable efforts to obtain these transition services from a source other than Master Graphics prior to September 30, 2001. If, however, we cannot obtain any transition service from a source other than Master Graphics and the transition service is necessary for us to continue to operate our business, then, we may require Master Graphics to continue to provide the transition service for an additional period not to exceed six months.

   Generally, we will pay Master Graphics for these transition services an amount equal to the cost historically allocated by Master Graphics to our business, adjusted to reflect any changes in the nature, cost or level of the services so provided. If we require Master Graphics to provide us with any transition service after the expiration of the 2-year transition period, we will pay Master Graphics the fair market value of these services.

                              CERTAIN TRANSACTIONS

   We lease our premises from KIMCO, a Colorado general partnership with Howard Harris, our President and Chief Executive Officer, as its general partner. We entered into the lease agreement on September 1, 1995 and the lease was amended on April 26, 1999. The lease will expire on September 1, 2015. The rent payable for the full term of the lease is $4,186,776, of which $17,444.90 is payable on a monthly basis on the first of each month. For each of the years ended December 31, 1996, 1997 and 1998, we paid $198,600 under the lease. We believe that the terms of the lease are as favorable to us as we would have received from a party unaffiliated with us.

   We have entered into arrangements with Howard J. Harris, our President and Chief Executive Officer, that replace existing rights Mr. Harris had to receive payments in the future based on our performance. Master Graphics had granted Mr. Harris these rights to future payments as part of the purchase price it paid when it bought our company. Under these arrangements, we granted Mr. Harris a warrant to purchase shares of our common stock for $.01 a share. The number of shares subject to the warrant will be determined by dividing $6 million by the initial public offering price of our common stock. The warrant will be fully vested and exercisable at the closing of our initial public offering. Additionally, Master Graphics has agreed to give a $3 million subordinated promissory note to Mr. Harris and $2 million of the cash proceeds it receives from the sale of shares in this offering.

   On December 31, 1998, Eagle Direct owed $358,796 to Howard Harris, $893,671 to Leona Harris, and $546,044 to Gerald V. Harris. On April 29, 1999, Eagle Direct owed $433,796 to Howard Harris, $890,386 to Leona Harris, and $543,991 to Gerald V. Harris. These notes bore interest at 10% per annum and were paid off in April 1999 in connection with the acquisition of Eagle Direct by Premier Graphics.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 1999 and as adjusted to reflect the sale of the shares of common stock offered in this offering by:

  .  each person who owns beneficially more than 5% of our common stock;

  .  each of our executive officers;

  .  each of our directors; and

  .  all of our executive officers and directors as a group.

   For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares that the person or group has the right to acquire within 60 days or with respect to which the person has or shares voting or investment power. For purposes of computing the percentages of outstanding shares held by each person or group of persons, shares which the person or group has the right to acquire within 60 days after such date are deemed to be outstanding for purposes of computing the percentage for the person or group but are not deemed to be outstanding for the purpose of computing the percentage of any other person or group. As of September 30, 1999, there were 1,000 shares of common stock outstanding.

                                                                Percentage of
                                                                Common Stock
                                                                Beneficially
                                                                    Owned
                                          Number of           -----------------
                                            Shares    Shares
                                         Beneficially  Being   Before   After
Name of Beneficial Owner                    Owned     Offered Offering Offering
------------------------                 ------------ ------- -------- --------
Master Graphics, Inc (1)
6075 Poplar Avenue, Suite 401
Memphis, Tennessee 38119................    1,000                100%
John P. Miller (2)
6075 Poplar Avenue, Suite 401
Memphis, Tennessee 38119................    1,000                100%
Howard J. Harris (3)....................
Gerald V. Harris........................        0                  *       *
Joel I. Susel...........................        0                  *       *
David E. Born...........................        0                  *       *
Charles S. Oliver.......................        0                  *       *
Myles J. Joyce..........................        0                  *       *
George W. Bryan.........................        0                  *       *
Richard Gorelick........................        0                  *       *
Jack Soden..............................        0                  *       *
All Directors and executive officers as
 a group
 (10 persons)(3)........................    1,000               100%

--------
*  Less than one percent

(1) Master Graphics is currently the sole shareholder of EagleDirect.com. Master Graphics is offering of its shares of common stock and has granted the underwriters an option to purchase shares at the public offering price to cover any over-allotments.

(2) John P. Miller is the majority shareholder, President, Chief Executive Officer and a member of the board of directors of Master Graphics. Because of Mr. Miller's relationship with Master Graphics, he may be deemed to beneficially own the shares of EagleDirect.com common stock owned by Master Graphics.

(3) All of these shares are subject to a warrant that is described in "Certain Transactions."

                          DESCRIPTION OF CAPITAL STOCK

   The following description of our capital stock and provisions of our articles of incorporation and bylaws are only summaries and are qualified by reference to our charter and bylaws filed as exhibits to the Registration Statement of which this prospectus is a part. Our authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share.

Common Stock

   Holders of the common stock are entitled to receive, as, when and if declared by the board of directors, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes subject to any dividend preferences that may be attributable to preferred stock. Holders of common stock are entitled to one vote for each share held of record on all matters on which shareholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors.

   There are no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution.

Preferred Stock

   Our board of directors, without further action by the shareholders, is authorized to issue an aggregate of 10,000,000 shares of preferred stock. Before this offering, there were no shares of preferred stock outstanding. Currently, we have no plans to issue a series of preferred stock. Our board of directors may, without shareholder approval, issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. Issuance of preferred stock could make it harder for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock.

Classified Board of Directors

   Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. This provision, along with the provision authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a shareholder from removing incumbent directors and gaining control of the board of directors by filling vacancies created by the removal with its own nominees.

Shareholder Action; Special Meeting of Shareholders

   The articles of incorporation state that shareholders may not take action by written consent, but only at duly called annual or special meetings of shareholders. The articles of incorporation also provide that special meetings of shareholders may be called only in the event (a) our board of directors or our President calls such a meeting or (b) the holders of at least fifty percent (50%) of all the votes entitled to be cast sign, date, and deliver to our secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held, including all statements necessary to make any statement of such purpose not incomplete, false or misleading, and include any other information specified in Schedule 14A, Rule 14e-3, Rule 14a-8, or Rule 14a-11 of the Rules and Regulations of the Securities and Exchange Commission.

Advance Notice Requirements For Shareholder Proposals and Director Nominations

   The bylaws provide that shareholders who want to nominate candidates for election as directors at an annual meeting of shareholders must provide timely notice in writing. To be timely, a shareholder's notice must be given, either by personal delivery or the United States mail to the Secretary of the Corporation not later than one hundred twenty (120) days in advance of the anniversary date of the proxy statement for the previous year's annual meeting.

   For a proposal to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation and the proposal and the shareholder must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may keep shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

Authorized But Unissued Shares

   The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by a proxy contest, tender offer, merger or otherwise.

Limitations on Liability and Indemnification of Officers and Directors

   Our articles of incorporation eliminate, subject to certain exceptions, the personal liability of our directors for monetary damages for their breach of fiduciary duty. However, these provisions do not eliminate or limit the personal liability of directors for the following:

  .  any breach of the director's duty of loyalty;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  unlawful corporate distributions; or

  . any transaction from which a director derives an improper personal benefit.

   These provisions will limit the remedies available to you as a shareholder. If you are dissatisfied with a decision of the board of directors protected by this provision your only remedy may be to bring a suit to prevent the action of the board. This remedy may not be effective in many situations because shareholders are often unaware of a transaction or event before board action relating to that transaction or event. In these cases, the shareholders could be injured by a board's decision and have no effective remedy.

   Our articles of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Colorado law. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is Union Planters National Bank. Its address is 6200 Poplar Avenue, Memphis, Tennessee 38119, and its telephone number at this location is (901) 580-5200.

Nasdaq National Market Listing

   We have applied for listing on the Nasdaq National Market under the symbol "EGLD."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

   After the offering,    shares of our common stock will be outstanding,
assuming that the underwriters do not exercise the over-allotment option. Of
these shares, all of the    shares sold in this offering will be freely
tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by our existing shareholder are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

  .  1% of the number of shares of common stock then outstanding, which will
     equal approximately      shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

   Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Our sole shareholder, Master Graphics, will be our affiliate for purposes of Rule 144 for so long as it controls, is controlled by, or under common control with EagleDirect.com.

Rule 701

   In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with certain restrictions, including the holding period, contained in Rule 144. We have not issued any options or shares to which Rule 701 would apply.

Lock-Up Agreements

   Master Graphics and all of our executive officers and directors have signed lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Hoak Breedlove Wesneski & Co.

Stock Options

   Immediately after this offering we intend to file a registration statement under the Securities Act covering 2,000,000 shares of common stock reserved for issuance under our stock option plans. We intend to issue options to purchase shares of our common stock at an exercise price equal to the initial public offering price of our common stock. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under that registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after any lock-up agreements expire.

                                  UNDERWRITING

   Under the underwriting agreement dated the date of this prospectus, the underwriters named below, through their representative Hoak Breedlove Wesneski & Co., have each agreed to purchase from EagleDirect.com and the selling shareholder the following respective numbers of shares of common stock at the initial public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus.

                                                                         Number
                                                                           of
Underwriter                                                              Shares
-----------                                                              -------
Hoak Breedlove Wesneski & Co. ..........................................
                                                                         -------
  Total.................................................................
                                                                         =======

   The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock are subject to specified conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any of the shares are purchased.

   The following table shows the per-share and total underwriting discounts and commissions to be paid to the underwriters by EagleDirect.com and the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares from EagleDirect.com.

                                                          Paid by the Selling
                              Paid by EagleDirect.com         Shareholder
                             ------------------------- -------------------------
                             No exercise Full exercise No exercise Full exercise
                             ----------- ------------- ----------- -------------
Per Share...................    $            $            $            $
  Total.....................    $            $            $            $

   The underwriters have an option to buy up to an additional   shares from
EagleDirect.com to cover over-allotments at the same price per share as the initial shares to be issued to the underwriters. They may exercise that option, in whole or in part, at any time within 30 days after the date of this prospectus. If the underwriters exercise this option, then each underwriter will be obligated, subject to specified conditions, to purchase additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the preceding table, EagleDirect.com will be obligated, under the over-allotment option, to sell such shares to the underwriters.

   We estimate that the total expenses of the offering, excluding underwriting
discounts and commissions, will be $    million.

   The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to selected dealers at the public offering price less a selling concession not
in excess of $     per share. The underwriters may allow, and the selected
dealers may reallow, a concession not in excess of $     per share to certain
brokers and other dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters expect to
deliver the shares against payment in New York, New York, on       , 1999. The
underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters are required to make as a result of those liabilities.

   Master Graphics and each of our executive officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction which is designed to, or could be expected to, dispose of any portion of, any common stock for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Hoak Breedlove Wesneski & Co. This consent may be given at any time without public notice. We have entered into a similar agreement, except that we may issue, and grant options or warrants to purchase shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, pursuant to the exercise of outstanding options and warrants under the existing stock option plans or the exercise of Howard Harris' warrant.

   Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of common stock. As an exemption to these rules, the representative is permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

   If the underwriters create a short position in the common stock in connection with the offering (i.e., they sell more shares than are set forth on the cover page of this prospectus), the representative may purchase common stock in the open market to reduce that short position. The representative also may elect to reduce any short position by exercising all or part of the over-allotment option. The underwriters have informed us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

   The representative also may impose a penalty bid on certain underwriters and selling group members. This means that if the representative purchases shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

   In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases. The imposition of a penalty bid might affect the price of a security by discouraging resales of the security by purchasers in an offering.

   Neither we nor any of the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Pricing of this Offering

   Prior to this offering, there has been no public market for our common stock. The initial offering price for our common stock was determined by negotiation between the representative of the underwriters, the selling shareholder and us. The representative considered the following factors in determining the public offering price:

  .  prevailing market and economic conditions;

  .  our historical operations;

  .  assessment of our management;

  .  the present stage of our development;

  .  our business potential and future prospects; and

  . the market capitalizations and stages of development of other companies which the representatives believe to be comparable to us.

                                 LEGAL MATTERS

   The validity of the common stock offered by this prospectus will be passed upon for us by Bass, Berry & Sims PLC, Memphis, Tennessee. Certain legal matters in connection with this offering will be passed upon for the underwriters by Haynes and Boone, LLP, Dallas, Texas.

                                    EXPERTS

   The financial statements of Eagle Direct, Inc. as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   We filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, that registers the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedule filed with the Registration Statement. For more information about us and the common stock offered hereby, you should review the Registration Statement and the exhibits and schedule filed with the Registration Statement. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete and, in each instance, you should review the copy of such contract or other document filed as an exhibit to the Registration Statement. A copy of the Registration Statement and the exhibits and schedule filed with the Registration Statement may be inspected and copied at the following location of the Securities and Exchange Commission:

                             Public Reference Room
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

You may also obtain copies of all or any part of the Registration Statement from that office at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants.................................   F-2
Balance Sheets as of December 31, 1997 and 1998..........................   F-3
Statements of Operations for the years ended December 31, 1996, 1997 and
 1998....................................................................   F-4
Statements of Changes in Shareholders' Equity for the years ended
 December 31, 1996, 1997, and 1998.......................................   F-5
Statements of Cash Flow for the years ended December 31, 1996, 1997, and
 1998....................................................................   F-6
Notes to Financial Statements............................................   F-7
Condensed Balance Sheet as of June 30, 1999 (unaudited)..................  F-11
Condensed Statements of Operations for the six months ended June 30, 1998 and 1999 (unaudited)....................................................  F-12
Condensed Statements of Cash Flow for the six months ended June 30, 1998 and 1999 (unaudited)....................................................  F-13
Notes to Condensed Financial Statements (unaudited)......................  F-14

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Eagle Direct, Inc.:

  We have audited the accompanying balance sheets of Eagle Direct, Inc. as of December 31, 1997 and 1998, and the related statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Direct, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          KPMG LLP

Memphis, Tennessee
October 1, 1999

                               EAGLE DIRECT, INC.

                                 BALANCE SHEETS

                                                               December 31,
                                                           ---------------------
                                                              1997       1998
                                                           ---------- ----------
                          ASSETS
Current assets:
  Cash and cash equivalents............................... $   12,063 $  100,958
  Accounts receivable, net................................  1,526,744  2,225,946
  Inventories.............................................    265,991    269,658
  Prepaid expenses and other current assets...............    103,135    145,936
                                                           ---------- ----------
    Total current assets..................................  1,907,933  2,742,498
                                                           ---------- ----------
Property, plant and equipment, net........................  2,657,762  2,373,750
Other assets..............................................     26,330     26,330
                                                           ---------- ----------
    Total assets.......................................... $4,592,025 $5,142,578
                                                           ========== ==========
           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt.................... $  210,212 $  127,508
  Bank line of credit.....................................    450,000          0
  Accounts payable........................................    196,568    251,728
  Customer deposits.......................................    251,113    771,912
  Accrued compensation....................................    282,279    343,964
  Other accrued expenses..................................     87,782    100,817
                                                           ---------- ----------
    Total current liabilities.............................  1,477,954  1,595,929
                                                           ---------- ----------
Notes payable, officers, net of current maturities........  1,668,796  1,776,339
Notes payable, net of current maturities..................    105,336          0
Commitments and contingencies
Shareholders' equity:
  Common stock, $1 par value; 50,000 shares authorized;
   4,000 shares issued and outstanding....................      4,000      4,000
  Retained earnings.......................................  1,335,939  1,766,310
                                                           ---------- ----------
    Total shareholders' equity............................  1,339,939  1,770,310
                                                           ---------- ----------
    Total liabilities and shareholders' equity............ $4,592,025 $5,142,578
                                                           ========== ==========

                See accompanying notes to financial statements.

                               EAGLE DIRECT, INC.

                            STATEMENTS OF OPERATIONS

                                              Years ended December 31,
                                         -------------------------------------
                                            1996         1997         1998
                                         -----------  -----------  -----------
Net revenue.............................  14,766,887   13,116,414   15,721,872
Cost of revenue.........................  11,110,618    9,725,648   11,138,707
                                         -----------  -----------  -----------
    Gross profit........................   3,656,269    3,390,766    4,583,165
Sales and marketing expenses............   1,914,754    1,814,165    1,848,020
General and administrative expenses.....   1,292,056    1,403,228    1,634,431
Research and development expenses.......     214,976      285,910      424,363
                                         -----------  -----------  -----------
    Income (loss) from operations.......     234,483     (112,537)     676,351
Other income (expense):
  Interest expense......................    (276,902)    (228,568)    (213,553)
  Investment income.....................           6        6,049        4,182
  Gain (loss) on disposal of assets.....       7,571        1,181      (44,457)
  Other.................................      12,008        9,101        7,848
                                         -----------  -----------  -----------
    Other expense, net..................    (257,317)    (212,237)    (245,980)
                                         -----------  -----------  -----------
    Net income (loss)................... $   (22,834) $  (324,774) $   430,371
                                         ===========  ===========  ===========
Pro forma information (note 10):
  Reported net income...................                           $   430,371
  Pro forma income tax expense
   (benefit)............................                               160,529
                                                                   -----------
  Pro forma net income..................                           $   269,842
                                                                   -----------
  Pro forma earnings per share..........                           $    269.84
                                                                   -----------


                See accompanying notes to financial statements.

                               EAGLE DIRECT, INC.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1996, 1997 and 1998

                                                                       Total
                                                Common  Retained   shareholders'
                                                stock   earnings      equity
                                                ------ ----------  -------------
Balances, December 31, 1995.................... $4,000 $1,683,547   $1,687,550
  Net income (loss)--1996......................    --     (22,834)     (22,834)
                                                ------ ----------   ----------
Balances, December 31, 1996....................  4,000  1,660,713    1,664,713
  Net income (loss)--1997......................    --    (324,774)    (324,774)
                                                ------ ----------   ----------
Balances, December 31, 1997....................  4,000  1,335,939    1,339,939
  Net income (loss)--1998......................    --     430,371      430,371
                                                ------ ----------   ----------
Balances, December 31, 1998.................... $4,000 $1,766,310   $1,770,310
                                                ====== ==========   ==========



                See accompanying notes to financial statements.

                               EAGLE DIRECT, INC.

                            STATEMENTS OF CASH FLOWS

                                                 Years ended December 31,
                                              --------------------------------
                                                1996        1997       1998
                                              ---------  ----------  ---------
Cash flows from operating activities:
  Net income (loss).......................... $ (22,834) $ (324,774) $ 430,371
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation.............................   639,305     639,042    622,425
    Changes in operating assets and liabili-
     ties:
    (Increase) decrease in:
      Accounts receivable....................  (313,532)    684,480   (699,202)
      Inventories............................    (5,052)     86,776     (3,667)
      Prepaid expenses and other assets......     1,612     140,805    (42,801)
    Increase (decrease) in:
      Accounts payable.......................    24,218     (25,596)    55,160
      Accrued expenses.......................   225,427    (405,238)   595,519
                                              ---------  ----------  ---------
        Net cash provided by operating activ-
         ities...............................   549,144     795,495    957,805
                                              ---------  ----------  ---------
Cash flows from investing activities:
  Proceeds from sale of marketable securi-
   ties......................................     7,793      32,885        --
  Purchases of property, plant and equip-
   ment......................................  (457,476)   (467,186)  (338,413)
  Decrease (increase) in cash surrender value
   of life
   insurance.................................    (2,227)     (3,556)       --
                                              ---------  ----------  ---------
        Net cash used in investing activi-
         ties................................  (451,910)   (437,857)  (338,413)
                                              ---------  ----------  ---------
Cash flows from financing activities
  Repayments of long-term debt...............  (148,426)   (191,889)  (194,460)
  Proceeds from (repayments of) draws on bank
   line of credit............................   150,000    (300,000)  (450,000)
  Proceeds from (repayments of) borrowings
   from officers.............................   (49,474)    (29,245)   113,963
                                              ---------  ----------  ---------
        Net cash used in financing
         activities..........................   (47,900)   (521,134)  (530,497)
                                              ---------  ----------  ---------
Net increase (decrease) in cash and cash
 equivalents.................................    49,334    (163,496)    88,895
Cash and cash equivalents, beginning of
 year........................................   126,225     175,559     12,063
                                              ---------  ----------  ---------
Cash and cash equivalents, end of year....... $ 175,559  $   12,063  $ 100,958
                                              =========  ==========  =========
Cash paid for interest....................... $ 262,794  $  241,940  $ 214,289
                                              =========  ==========  =========

                See accompanying notes to financial statements.

                              EAGLE DIRECT, INC.

                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 1997 and 1998

1. Organization and Summary of Significant Accounting Policies

 (a) Organization and Nature of Business

  Eagle Direct, Inc. (the "Company") was organized in 1957 and is headquartered in Denver, Colorado. The Company is a fully integrated marketing services organization. It develops concepts for direct marketing programs, produces the printed material required, fulfills orders and tracks them, mails and delivers the material, and reports on and evaluates the success of the programs. The Company performs print production and database management services using the Internet when applicable to provide on-line access to its customers. The Company operates nationally and grants credit to customers throughout the United States.

 (b) Property, Plant, and Equipment

  Property, plant and equipment is stated at cost. Depreciation is provided over the estimated useful lives of the assets using straight-line and accelerated methods.

 (c) Inventories

  Inventories are stated at the lower of cost (first-in, first-out basis) or market.

 (d) Income Taxes

  The shareholders of the Company have elected, under the Subchapter S Corporation provisions of the Internal Revenue Code, for earnings and losses to be taxed directly to the shareholders. Accordingly, no provision for income taxes has been made in the accompanying statements of operations.

 (e) Cash Equivalents

  The Company considers money market accounts, and certificates of deposit with an original maturity of three months or less, to be cash equivalents.

 (f) Use of Estimates

  Management of the Company has made estimates and assumptions relating to the reporting of assets and liabilities and the disclosures of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 (g) Profit Sharing Plan

  The Company sponsors a profit sharing plan with a Section 401(k) option covering all eligible employees. The Company matches employee contributions at a rate of 20%. Matching contributions were $29,364, $26,029, and $39,681 for the years ended December 31, 1996, 1997, and 1998. The Board of Directors may authorize additional contributions of up to 15% of eligible employee compensation. No additional contributions were authorized for the years ended December 31, 1996, 1997 and 1998.

 (h) Trade Receivables

  The Company's trade receivables represent billings for completed jobs or delivered products. The Company performs on-going credit evaluations of its customers and generally does not require collateral on trade receivables. The Company believes that adequate allowances are maintained for any uncollectible accounts.

                              EAGLE DIRECT, INC.

 (i) Revenue Recognition

  Revenue from the sales of printed materials, as well as revenue attributable to fulfillment and mailing services, is recognized upon shipment. Revenue from marketing performance measurement services is recognized upon delivery of related reports to the Company's customers.

 (j) Research and Development

  Research and development costs are expensed as incurred.

2. Inventories

  Inventories as of December 31, 1997 and 1998 consisted of the following:

                                                                 1997     1998
                                                               -------- --------
      Raw materials........................................... $109,399 $ 99,234
      Work in-process.........................................  156,592  170,424
                                                               -------- --------
        Total................................................. $265,991 $269,658
                                                               ======== ========

4. Property, Plant and Equipment

  Property, plant and equipment consist of the following:

                                           Estimated        December 31
                                            Useful    ------------------------
                                             Lives       1997         1998
                                          ----------- -----------  -----------
      Leasehold improvements............. 20-25 years $ 1,723,536  $ 1,734,935
      Machinery and equipment............  3-10 years   5,439,050    5,144,001
      Office furniture and equipment.....  3-10 years     222,598      225,585
      Automotive equipment...............   3-5 years     117,354      144,106
                                                      -----------  -----------
                                                      $ 7,502,538  $ 7,248,627
      Accumulated depreciation...........              (4,844,776)  (4,874,877)
                                                      -----------  -----------
                                                      $ 2,657,762  $ 2,373,750
                                                      ===========  ===========

                              EAGLE DIRECT, INC.

5. Bank Line of Credit

  The Company had a $1,000,000 revolving line of credit with a commercial bank. At December 31, 1998 there were no balances outstanding. The line of credit is secured by accounts receivable, inventory, fixed assets and intangible assets of the Company and personal guarantees of the sole stockholder and the officers. The line of credit expired on April 26, 1999.

6. Notes Payable--Officers

  Notes payable to officers totaling $1.7 million and $1.8 million at December 31, 1997 and 1998, respectively, were comprised of a series of unsecured 10% notes, the majority of which were due in lump sum in June and July, 2003; interest was generally payable on an annual basis. These notes were paid off by Premier Graphics, Inc. upon its acquisition of the Company in April 1999 (see note 11).

7. Notes Payable

  A summary of long-term debt, excluding notes to officers, follows:

                                                              December 31
                                                          --------------------
                                                            1997       1998
                                                          ---------  ---------
      Note payable to bank in monthly installments of
       $11,360,
       including interest at 9.0%, due May 1999; secured
       by
       equipment and stockholder guarantee............... $ 180,680  $  55,543
      Note payable to bank in monthly installments of
       $6,436;
       including interest at 9.2%, due August 1999; se-
       cured by
       equipment and stockholder guarantee...............   119,116     49,793
                                                          ---------  ---------
      Total notes payable................................ $ 299,796  $ 105,336
      Less current maturities............................  (194,460)  (105,336)
                                                          ---------  ---------
        Notes payable, net of current maturities......... $ 105,336  $     --
                                                          =========  =========

This debt was paid off by Premier Graphics, Inc. upon its acquisition of the Company in April 1999 (see note 11).

8. Operating Lease Commitments

  The Company leases its business premises from Kimco, a partnership owned by the stockholder and a family member. The lease requires monthly rent payments of $17,445 and requires the Company to pay all operating expenses of the business premises including insurance and property tax. The lease expires in September, 2015.

  The Company, as well as two officers of the Company, were guarantors of debt incurred by Kimco to acquire certain property, a portion of which is leased to the Company as described above. The outstanding debt at December 31, 1998 for which the Company was contingently liable was $1,400,000. The debt was repaid in April, 1999.

  The Company also leases additional warehouse space adjacent to its business premises. The lease requires monthly rent payments of $3,490. The lease expired in May 1999, and the space is currently being rented on a month-to-month basis.

                              EAGLE DIRECT, INC.

  Future minimum lease payments as of December 31, 1998 are:

      1999........................................................... $  223,300
      2000...........................................................    209,340
      2001...........................................................    209,340
      2002...........................................................    209,340
      2003...........................................................    209,340
      Thereafter.....................................................  2,459,745
                                                                      ----------
                                                                      $3,520,405
                                                                      ==========

Total rent expense for the years ended December 31, 1996, 1997 and 1998 was $211,933, $230,600 and $236,361 respectively.

9. Segment and Related Information

  Based on the criteria of Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, management of the Company concluded that it operates in the single segment of marketing services. Revenues attributable to the Company's significant services are presented below.

                                                 Years ended December 31,
                                            -----------------------------------
                                               1996        1997        1998
                                            ----------- ----------- -----------
      Printing............................. $ 4,677,686 $ 3,941,074 $ 5,329,455
      Mailing and fulfillment..............   6,832,332   5,896,757   6,716,897
      Marketing performance measurement....   2,907,389   2,868,208   3,162,142
      Other................................     349,480     410,375     513,378
                                            ----------- ----------- -----------
        Total revenues..................... $14,766,887 $13,116,414 $15,721,872
                                            =========== =========== ===========

  Included in mailing and fulfillment revenues are charges to customers for related freight and postage incurred by the Company. These charges, which are equivalent to the Company's cost of freight and postage, totaled $5.0 million, $3.8 million and $4.7 million in 1996, 1997 and 1998, respectively.

10. Pro Forma Financial Information

  Until its acquisition by Premier Graphics, in April, 1999, the Company was treated as a Subchapter S Corporation for income tax purposes, and consequently no income tax provision was required in the Company's financial statements. For pro forma purposes, income taxes have been calculated for 1998 based on the statutory rates then in effect.

  Pro forma earnings per share information have been calculated by dividing pro forma net earnings for 1998 by the 1,000 shares of common stock issued in September, 1999 to capitalize EagleDirect.com, inc. (see note 11).

11. Subsequent Events

  In April, 1999, Premier Graphics, Inc., a wholly-owned subsidiary of Master Graphics, Inc. acquired all of the outstanding common stock of the Company and simultaneously refinanced the Company's outstanding debt. The Company was merged into Premier Graphics, and operated as a division thereafter. In October, 1999, the Company's net assets were sold to EagleDirect.com, inc., a direct subsidiary of Master Graphics.

                                  EAGLE DIRECT
                     (A Division of Premier Graphics, Inc.)

                            CONDENSED BALANCE SHEET
                                  (Unaudited)

                                                                     June 30,
                                                                       1999
                                                                    -----------
Current assets:
  Cash and cash equivalents........................................ $     4,575
  Accounts receivable, net.........................................   1,841,718
  Inventories......................................................     391,348
  Prepaid expenses and other current assets........................     318,681
                                                                    -----------
    Total current assets...........................................   2,556,322
Property, plant and equipment, net.................................   2,777,872
Goodwill, net......................................................   7,369,820
Other assets.......................................................      84,657
                                                                    -----------
    Total assets................................................... $12,788,671
                                                                    ===========
Current liabilities:
  Accounts payable.................................................     367,941
  Customer deposits................................................     691,461
  Accrued expenses.................................................     608,320
                                                                    -----------
    Total current liabilities......................................   1,667,722
Intercompany debt..................................................  11,000,000
Commitments and contingencies
Parent's equity in division........................................     120,949
                                                                    -----------
    Total liabilities and equity................................... $12,788,671
                                                                    ===========


           See accompanying notes to condensed financial statements.

                                  EAGLE DIRECT
                     (A Division of Premier Graphics, Inc.)

                       CONDENSED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                          Six months ended
                                                              June 30,
                                                        ----------------------
                                                           1998        1999
                                                        ----------  ----------
Net revenue............................................ $7,105,831  $7,433,307
Cost of revenue........................................  5,252,028   5,191,102
                                                        ----------  ----------
    Gross profit.......................................  1,853,803   2,242,205
Sales and marketing expenses...........................    872,690   1,032,142
General and administrative expenses....................    792,183     893,797
Research and development expenses......................    213,458     252,900
                                                        ----------  ----------
    Operating income (loss)............................    (24,528)     63,366
Other income (expense):
  Interest expense.....................................   (109,456)   (208,405)
  Other, net...........................................    (20,876)    (36,602)
                                                        ----------  ----------
    Net income (loss).................................. $ (154,860) $ (181,641)
                                                        ==========  ==========
Pro forma financial information (note 1):
  Reported net income (loss)...........................             $ (181,641)
  Pro forma income tax expense (benefit)...............                (56,562)
                                                                    ----------
  Pro forma net income (loss)..........................             $ (125,079)
                                                                    ==========
  Pro forma earnings (loss) per share..................             $  (125.08)
                                                                    ==========


           See accompanying notes to condensed financial statements.

                                  EAGLE DIRECT
                     (A Division of Premier Graphics, Inc.)

                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                           Six months ended
                                                               June 30,
                                                          --------------------
                                                            1998       1999
                                                          ---------  ---------
Cash flows from operating activities:
  Net loss............................................... $(154,863) $(181,641)
  Adjustments to reconcile net loss to net cash provided
   by operating activities:
    Depreciation and amortization........................   276,002    267,026
    Changes in operating assets and liabilities:
      Trade accounts receivable..........................  (606,686)   295,963
      Inventories........................................   (65,657)    18,710
      Other assets.......................................  (262,183)  (231,072)
      Accounts payable...................................   126,721    116,213
      Accrued expenses...................................   948,523    (37,033)
                                                          ---------  ---------
        Net cash provided by operating activities........   261,857    248,166
                                                          ---------  ---------
Cash flows from investing activities:
  Purchases of equipment.................................  (153,600)  (307,063)
                                                          ---------  ---------
        Net cash used in investing activities............  (153,600)  (307,063)
Cash flows from financing activities:
  Net borrowings on line of credit.......................   (55,000)    67,850
  Proceeds from issuance of long-term debt...............   140,000        --
  Principal payments on long-term debt...................  (110,800)  (105,336)
                                                          ---------  ---------
        Net cash used in financing activities............   (25,800)   (37,486)
                                                          ---------  ---------
Net increase (decrease) in cash and cash equivalents.....    82,457    (96,383)
Cash and cash equivalents, beginning of period...........    12,063    100,958
                                                          ---------  ---------
Cash and cash equivalents, end of period................. $  94,520  $   4,575
                                                          =========  =========


           See accompanying notes to condensed financial statements.

                                 EAGLE DIRECT
                    (A Division of Premier Graphics, Inc.)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

                                 JUNE 30, 1999
                                  (Unaudited)

1. Basis of Presentation

  The accompanying condensed financial statements of Eagle Direct (also referred to herein as the "Company") are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These condensed financial statements should be read in conjunction with the financial statements as of and for the year ended December 31, 1998, contained elsewhere herein.

  In the opinion of the Company, the accompanying condensed financial statements contain all adjustments (consisting of only normal, recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows of the Company as of the dates and for the periods presented. Because of the seasonal nature of the Company's business, the results of operations for the periods presented are not necessarily indicative of the results of operations for a full fiscal year.

  In April, 1999, the common stock of Eagle Direct, Inc. was acquired by Premier Graphics, Inc., a wholly-owned subsidiary of Master Graphics, Inc. Eagle Direct, Inc. was merged into Premier Graphics. Subsequent to its acquisition, the Company has operated as a division of Premier Graphics. The Company's debt that was outstanding at the acquisition date was refinanced at closing.

  Pursuant to the SEC's accounting rules, the cost to Master Graphics of acquiring Eagle Direct has been "pushed down" to the financial statements of Eagle Direct. The principal effects of reflecting the new basis in its assets and liabilities were (1) an increase of approximately $315,000 to the cost of property, plant and equipment; (2) the recording of approximately $7.7 million of goodwill, representing the excess of the cost of acquisition over the fair value of the underlying assets and liabilities; (3) the recording of the related acquisition debt (an incremental $9.1 million) incurred by Master Graphics; and (4) a decrease in depreciation of plant and equipment (due primarily to revised estimated useful lives), an increase in amortization of goodwill (over 40 years), and an increase in interest expense, all from the acquisition date.

  Prior to the acquisition, Eagle Direct was a Sub-S Corporation for Federal and State income tax purposes, and as such did not provide for income tax expense in its financial statements. Subsequent to the acquisition, the Company has been operated as a division of Premier Graphics and, as a division, has not recorded a provision for income taxes. For the purposes of these financial statements, income tax expense (benefit) is shown on a pro forma basis for the six months ended June 30, 1999 based on statutory income tax rates in effect during the period.

  As a division of Premier Graphics, the Company has no shares of common stock outstanding. For purposes of disclosing pro forma earnings per share, as required by SEC accounting rules, the number of common shares outstanding is based on the number of shares subsequently issued to capitalize EagleDirect.com, inc., the successor to the Company, as more fully discussed in note 4.

                                 EAGLE DIRECT
                    (A Division of Premier Graphics, Inc.)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

                                 JUNE 30, 1999
                                  (Unaudited)

2. Property, Plant and Equipment

  The following is a summary of the Company's property, plant and equipment as of June 30, 1999:

      Leasehold improvements........................................ $   88,507
      Machinery and equipment.......................................  2,024,589
      Furniture and fixtures........................................    680,000
      Vehicles......................................................     40,000
                                                                     ----------
        Total property, plant and equipment.........................  2,833,096
      Accumulated depreciation......................................    (55,224)
                                                                     ----------
        Total property, plant and equipment, net....................  2,777,872
                                                                     ==========

3. Intercompany Debt

  Intercompany debt of $11 million is comprised of (1) approximately $1.9 million related to previously outstanding notes payable refinanced as part of the April, 1999 acquisition, and (2) an additional $9.1 million which effectively financed the cash portion of the purchase price. Interest on the $11 million is based on Premier Graphic's floating rate on its acquisition line of credit of LIBOR +2.75% (7.7% at June 30, 1999). The Company's assets serve as security on the acquisition line. The acquisition line of credit agreement includes a number of limitations and covenants which apply to the Eagle Direct division as well as to Premier Graphics.

4. Subsequent Events

  On October 1, 1999, Premier Graphics sold the net assets of its Eagle Direct division to EagleDirect.com, inc., a newly-formed and wholly-owned subsidiary of Master Graphics, in return for a note from EagleDirect.com, inc. for approximately $11.5 million. Master Graphics has announced its intention to conduct an initial public offering of a minority interest in EagleDirect.com, inc. The Company expects to repay a portion of the note with proceeds of the offering and to modify the terms to require equal quarterly principal repayments over the five-year period following the closing of the offering, and with interest payable quarterly at 8.5%.


  In connection with the sale of the net assets by Premier Graphics to Eagle, Premier and Eagle have entered into a two-year transition services agreement. The agreement obligates Master Graphics to provide administrative services, including those related to payroll, benefits, facility usage, management information systems, insurance and other, generally at the levels historically charged.

  EagleDirect.com, inc. was capitalized with a common stock authorization of 100 million shares, $.001 par value per share, of which 1,000 shares were issued, and 10 million shares of preferred stock, $.001 par value per share.

  EagleDirect.com, inc.'s board of directors has approved, and its shareholder approved, the 1999 Equity Compensation Plan and the 1999 Non-Employee Director Stock Option Plan; 1,700,000 and 300,000 shares of common stock were reserved for issuance under each of the respective plans. The 1999 Equity Compensation Plan provides for the granting of incentive stock options, non-qualified stock options, stock appreciation rights and restricted stock. No options had been granted at October 18, 1999.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       Shares

                                   [ED LOGO]

                                  Common Stock

                                --------------

                                   PROSPECTUS

                                --------------


                                     , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than the underwriting discount payable by us in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee.

                                                                       Amount To
                                                                        Be Paid
                                                                       ---------
SEC registration fee.................................................. $  9,730
NASD Fee..............................................................   10,000
Nasdaq National Market listing fee....................................   30,000
Printing and engraving................................................  150,000
Legal fees and expenses...............................................  200,000
Accounting fees and expenses..........................................  250,000
Blue sky fees and expenses (including legal fees).....................   10,000
Transfer agent fees...................................................   30,000
Miscellaneous.........................................................   50,000
                                                                       --------
  Total............................................................... $739,730
                                                                       ========

Item 14. Indemnification of Directors and Officers

  Reference is made to C.R.S. (S) 7-108-102 (1994), which provides for indemnification of directors, officers and other employees in certain circumstances, and to C.R.S. (S) 7-108-402 (1994), which provides for the elimination or limitation of the personal liability for monetary damages of directors under certain circumstances. The Articles of Incorporation of the Company eliminate the personal liability for monetary damages of directors under certain circumstances and provides indemnification to directors and officers of the Company to the fullest extent permitted by the Colorado Business Corporation Act. Among other things, these provisions provide indemnification for officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

Item 15. Recent Sales of Unregistered Securities

  The Registrant has sold and issued the following unregistered securities since its inception:

    In connection with its incorporation and organization, EagleDirect.com issued 1,000 shares of common stock to Master Graphics for an aggregate of $1,000. EagleDirect.com believes that this issuance was exempt from registration under Section 4(2) of the Securities Act as a transaction not involving any public offering. In addition, EagleDirect.com issued to our President and Chief Executive Officer, Howard J. Harris, a warrant to purchase shares of our common stock with an exercise price of $.01 per share. The number of shares subject to the warrant will be determined by dividing $6 million by the initial public offering price of our common stock. We believe that this issuance was exempt from registration under
  Section 4(2) of the Securities Act as a transaction not involving a public offering.

Item 16. Exhibits And Financial Statement Schedules

(a) Exhibits.

 Number Description
 ------ -----------
   1.1* Underwriting Agreement dated as of     , 1999 between EagleDirect.com,
        inc. and Hoak Breedlove Wesneski & Co.
   2.1* Separation Agreement between Master Graphics, Inc., Premier Graphics,
        Inc., and EagleDirect.com, inc.
   2.2* Transition Services Agreement dated October 1, 1999 between Master
        Graphics, Inc. and EagleDirect.com, inc.
   2.3* Tax Sharing Agreement between Master Graphics, Inc., Premier Graphics,
        Inc. and EagleDirect.com, inc.
   2.4* Promissory Note between EagleDirect.com,inc. and Premier Graphics, Inc.
   3.1  Articles of Incorporation
   3.2  Bylaws
   5.1* Opinion of Bass, Berry & Sims PLC
  10.1  1999 Equity Compensation Plan
  10.2  1999 Non-Employee Director Option Plan
  10.3* Employment Agreement between EagleDirect.com, inc. and Howard J. Harris
        Statement regarding computation of per share earnings (included in
  11.1  financial statements)
  23.1* Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1)
  23.2  Consent of KPMG LLP
  24.1  Power of Attorney (included on signature pages)
  27.1  Financial Data Schedule

--------
*  to be filed by amendment

Item 17. Undertakings

  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 14, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that: (i) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; (ii) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Denver, State of Colorado, on this the 19th day of October, 1999.

                                          EagleDirect.com, inc.

                                                   /s/ Howard J. Harris
                                          By: _________________________________
                                                     Howard J. Harris
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, each person whose signature appears below hereby constitutes and appoints Howard J. Harris and John P. Miller, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on October 19, 1999:

          Signature                               Title(s)

    /s/ Howard J. Harris         Director, President, Chief Executive Officer,
_____________________________     Principal Accounting Officer and Principal
      Howard J. Harris            Financial Officer

     /s/ John P. Miller          Director
_____________________________
       John P. Miller

     /s/ George W. Bryan         Director
_____________________________
       George W. Bryan

    /s/ Richard Gorelick         Director
_____________________________
      Richard Gorelick

       /s/ Jack Soden            Director
_____________________________
         Jack Soden

                               INDEX TO EXHIBITS

 Number Description
 ------ -----------
   1.1* Underwriting Agreement dated as of             , 1999 between
        EagleDirect.com, inc. and Hoak Breedlove Wesneski & Co.
   2.1* Master Separation Agreement between Master Graphics, Inc., Premier
        Graphics, Inc., and EagleDirect.com, inc.
   2.2* Transition Services Agreement dated October 1, 1999 between Master
        Graphics, Inc. and EagleDirect.com, inc.
   2.3* Tax Sharing Agreement between Master Graphics, Inc., Premier Graphics,
        Inc. and EagleDirect.com, inc.
   2.4* Promissory Note between EagleDirect.com,inc. and Premier Graphics, Inc.
   3.1  Articles of Incorporation
   3.2  Bylaws
   5.1* Opinion of Bass, Berry & Sims PLC
  10.1  1999 Equity Compensation Plan
  10.2  1999 Non-Employee Director Option Plan
  10.3* Employment Agreement between EagleDirect.com, inc. and Howard J. Harris
  11.1  Statement regarding computation of per share earnings (included in financial statements)
  23.1* Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1)
  23.2  Consent of KPMG LLP
  24.1  Power of Attorney (included on signature pages)
  27.1  Financial Data Schedule

--------
* to be filed by amendment